                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1
                                      TO
                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        Yak Communications (USA), Inc.
            (Exact Name of Registrant as Specified in Its Charter)

Florida                                                          98-0203422
(State or Other Jurisdiction of Incorporation)                   (I.R.S. Employer Identification No.)

55 Town Centre Court, Suite 610, Toronto, Ontario, Canada        M1P 4X4
(Address of Principal Executive Offices)                         (Zip Code)


Registrant's telephone number, including area code:  (416) 296-7111

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class        Name of Each Exchange on Which
     to be so Registered        Each Class is to be Registered
     -------------------        ------------------------------



Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, no par value
                          --------------------------
                               (Title of Class)

BUSINESS

     Yak Communications (USA), Inc. ("Yak" or the "Company"), was incorporated in Florida in 1998. We provide discount long distance telecommunication services in Canada to residential and small to medium business enterprises. We started operations in Toronto during July 1999, in Montreal during October 1999, and in Vancouver during June 2001 and we primarily target ethnic markets in these major Canadian cities. During the last quarter of 2001 we also started providing services in Ottawa, Quebec City, Kitchener, London, Edmonton, Calgary and Victoria. In addition, during the last quarter of 2001, we completed our initial development and commenced services on a test market basis in Las Vegas, Nevada and also completed development of similar services in the Washington, D.C. area.

     We currently offer a "dial-around" service (also known as "casual calling"). This allows our customers to dial-around their existing long distance carrier on any call by entering a few digits prior to making the call, without permanently switching long distance carriers. We also offer our customers the ability to permanently switch all of their calls from their existing long distance carrier to our long distance service, known as "1+ billing" or "picked lines". As of September 30, 2001, we have approximately 180,000 recurring "dial-around" customers and approximately 1,600 "1+ billing" customers.

     Long distance services to international destinations, commonly referred to as "international calls" are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. The call typically originates on a Local Exchange Carrier's ("LEC") network and is routed on that network to the caller's long distance carrier. The long distance provider picks up the call at its international gateway switch and sends it directly through one or more other long distance providers to a corresponding gateway switch operated in the country of destination. Once the traffic reaches the country of destination, it is then routed to the party being called through that country's domestic telephone network. International long distance providers can generally be categorized by their ownership and use of switches and transmission facilities. The largest U.S. carriers, such as AT&T Corporation, MCI-Worldcom and Sprint USA, primarily utilize their own switches and transmission facilities. Historically, only the very large carriers have transmission facilities that have worldwide coverage. Typically, mid-size carriers both own and operate their own switches and facilities, and also rely on resale agreements with other long distance carriers to terminate their traffic.

     We purchase our long distance calling capacity from both the large and mid-sized carriers and provide long distance telephone services through our own gateway switches that have direct access to the carrier networks. By aggregating volume and gaining access to the carrier networks, we are able to buy time on those networks at deep discounts. We market and resell that access to our customers in the form of discounted long distance phone calls using a "dial-around" service.

     We use our own "state of the art" Harris IXP and Harris LX digital telephony switches that have access to several carrier networks. Our switches receive the calls made by our customers and route them to the appropriate carrier from whom we purchase calling time. Our use of carriers is based on the location to which a call is made depending upon the price and toll

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quality of the route being offered by the carrier. Our acquisition of the carrier time is at a substantial discount from regular retail rates and we resell the time to our customers at a discount from the cost the customer would have to pay the carrier directly. Our billing and collection for these calls is performed by the LEC, and is included as a part of the customer's regular phone bill. We have entered into agreements with LECs in our principal markets. For example, in Ontario and Quebec we have a LEC billing and collection arrangement with Bell Canada, and for British Columbia and Alberta we have a LEC billing and collection arrangement with Telus Corporation.

     We capitalize on the increasing demand for high quality international telecommunication services resulting from the increase in immigrant populations, the globalization of the world economies, the worldwide trend towards telecommunication deregulation, and the growth of international voice and data traffic.

THE INDUSTRY

     Meaningful competition in long distance telephone services in Canada has been in effect since 1987. After hundreds of new companies entered the marketplace, there was a "shakeout" leaving five very large providers of long distance services, Bell Canada, Telus Corporation, Sprint Canada Inc., AT&T Canada Corp., and Primus Telecommunications Group. Collectively, these five carriers dominate the Canadian long distance calling market. We believe that of the long distance market in Canada being approximately $5.6 billion dollars ($CDN), Bell Canada and Telus alone have approximately 55%; AT&T, Sprint and Primus combined have approximately 25%; the other provincial phone companies - Aliant, MTS, Sasktel, Telebec, and Northwestel, 14%; and others approximately 6% ($330 million CDN).

     Among the advantages these large international long-distance service providers have is the quality of their calls. Bell Canada, Telus, AT&T, Sprint and Primus generally provide international calls that consumers find to be relatively free from static and echoes, and which have few latency problems (the delay between speaking and hearing). Smaller providers of international long-distance services often offer calling services without comparable quality in their efforts to secure low-cost transmission services. We purchase transmission services of a quality that consumers find to be comparable to that of Bell Canada, Telus, AT&T, Sprint and Primus, but at a cost to consumers that is at a steep discount to the costs offered by those providers. We currently charge rates that are on average 30% to 40% lower than the market leaders.

     Our services are used by consumers in North America who call approximately 160 countries, including Canada and the U.S. Calls within Canada account for approximately 17% of our revenue; calls from Canada to the U.S. account for approximately 16% of our revenue; and calls from Canada to international destinations (excluding the U.S.) account for approximately 67% of our revenue. (Only a minimal amount of traffic has been generated from the U.S).

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     During December 2001, international calls to 35 countries (other than the
U.S.) accounted for approximately 80% of that month's international calling revenue and accounted for approximately 85% of our telephony minutes to international destinations. Further, during December 2001, the following ten countries accounted for approximately one-half of revenues received from international sales:

     Philippines    $111,000
     Israel         $ 82,000
     Italy          $ 73,000
     Romania        $ 72,000
     Morocco        $ 70,000
     France         $ 61,000
     UK             $ 60,000
     India          $ 56,000
     Germany        $ 50,000
     Russia         $ 43,000

     The consumer demand for our products and services -- high quality, international telephone calls at substantially discounted prices -- has been strong and growing. We began offering discount long distance calling services in July 1999, and sent our first broad-based marketing materials into our target market Toronto in early October 1999. The following table shows the initial response, in U.S. dollars, to our "dial-around" services, per quarter since the commencement of our operations.

                         SALES PER QUARTER (in U.S. $)
--------------------------------------------------------------------------------
     Sept. 1999     Dec. 1999     March 2000      June 2000     FY 2000 Total
--------------------------------------------------------------------------------
        113,083       749,002      1,659,675      2,516,750        5,038,510
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     Sept. 2000     Dec. 2000     March 2001      June 2001     FY 2001 Total
--------------------------------------------------------------------------------
      2,858,160     3,252,806      4,210,836      4,527,668       14,849,470
--------------------------------------------------------------------------------

---------------------
     Sept. 2001
---------------------
      5,277,176
---------------------

     Although there can be no assurances that we will continue to increase or even maintain current revenues, we anticipate continued increase in revenues and customers as more persons become familiar with our calling services. We continue to develop our existing markets and grow into selected new markets and also constantly improve the quality and prices of our calling services. We expect to continue to fulfill this consumer demand with our package of services, creative and aggressive marketing, advanced technological equipment, and our quality carrier and alternate supplier relationships.

     The resale of long distance calling capacity, which was first permitted in the North American (Canada and U.S.) market in the 1980s, enabled the emergence of new international long distance providers. The highly competitive and rapidly changing international

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telecommunications market has created a significant opportunity for carriers that can offer high quality, low cost international long distance service. This is especially true in the international long distance calling market where deregulation, privatization, the expansion of the resale market and other trends influencing international communications are driving decreased termination costs, a proliferation of routing options, and increased competition.

     We believe that a number of trends in the international telecommunications market will continue to drive growth in international traffic. These trends include:

    .  continuing deregulation and privatization of telecommunications markets;

    . pressure to reduce international outbound long distance rates paid by end users driven by increased competition in newly deregulated global markets;

    . the dramatic increase in the availability of telephones and the number of access lines in service around the world;

    .  the increasing globalization of commerce, trade and travel;

    . the proliferation of communications devices such as faxes, cellular telephones, pagers and data communications devices; and

    .  increasing demand for data transmission services.

     These trends developed simultaneously with more efficient technology developed in an era of deregulation and a proliferation of startup activity designed to exploit the opportunity they spawn. This has resulted, in part, in the multi-billion dollar business of international phone calls having prices to consumers drastically reduced.

     Historically telephone companies have relied on bilateral "settlement" agreements to compensate each other for calls that began in one country and ended in another. The "settlement" payments were paid to the telephone company in the country in which the call ended, and was built into the cost structure of making international calls. However, as deregulation, privatization, the expansion of the resale market, technological innovations and other trends influencing international communications are driving decreased termination costs, countries around the world are now allowing a scheme known as international simple resale. International simple resale allows owners of private leased phone lines between countries, including large facilities-based carriers and major international corporate users, to resell excess space on their lines to local phone companies. This boosts the amount of international capacity and lowers prices. In addition, calls carried on these lines are not subject to "settlement" fees. Resale of excess capacity has put and continues to put significant pressure on telephone companies around the world that used to monopolize incoming telecommunications traffic.

     The result of these rapid changes is that, for the large facilities-based telecommunications companies, telephone call minutes are becoming a low-margin commodity.

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This is causing these large carriers to focus on new features and services that can offer them larger margins. This trend will be beneficial to quality long distance resellers who can ultimately thrive by offering the long distance services that are no longer as attractive to the large, capital intensive facilities-based telecommunications companies.

STRATEGY

     Our operations began through our wholly-owned subsidiary, Yak Communications (Canada) Inc., which was established to provide international long distance discount services primarily using dial-around access. Our focus has been principally the penetration into the ethnic markets of the major Canadian cities, initially Toronto (July 1999) and Montreal (October 1999). In the summer and fall of 2001, we launched operations in several western Canadian cities: Vancouver, Victoria, Edmonton, Calgary, and Winnipeg, and we also expanded our operations in eastern Canada: Ottawa, Kitchener, London and Quebec City. We expect ethnic residential and small business customers to continue to make a significant amount of international calls, and to continue to comprise our core user market.

COMPETITION

     The international telecommunications industry is highly competitive, and the discount segment of this industry is affected by marketing and pricing decisions of the larger industry participants, as well as by regulatory changes and the introduction of new services made possible by technological advances. Discount long distance service providers compete primarily on the basis of price, and historically, prices for long distance voice calls in the markets in which we compete have declined and are likely to continue to decrease. We believe our pricing strategies have been and continue to be consistent with these market trends. In addition to our low prices, our customers benefit from our services with the convenience of receiving their detailed long distance calling records included in their monthly local-line telephone provider invoice and not in a separate and additional long distance provider bill.

     We believe one of the most significant disadvantages of our services involves the additional dialing of our access codes which customers must dial in order to make long distance telephone calls. While we consider our services to be "user-friendly", the additional dialing may discourage potential customers which are accustomed to the methods of the major, network-owned telecommunications providers that do not require the additional access code dialing. Although not significant, we consider our network quality to be another potential disadvantage of our services. Because we are switch-based resellers of telephony services, our telephony traffic must undergo an additional step before reaching its "ultimate recipient." Our experience has shown that although our network is highly satisfactory, there may be on occasion a minimal decline in speed or quality from that comparable to the network-owned telecommunications providers.

     Most of our competitors are significantly larger, have far greater financial, technical and marketing resources and control their own technology networks. While this is the case in

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Canada, it is especially true in the U.S. which is the most competitive communications market and among the most deregulated long distance markets in the world. Also increased competition, particularly based on pricing, may adversely affect our net revenue per minute and gross margin as a percentage of net revenue. Other than our pricing strategy, we enjoy several operational advantages including our low overhead and our billing and collection arrangements.

     Further, as discussed below, privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry.

     With full deregulation of the monopoly of Teleglobe Canada (the official provider of all inbound and outbound international calls to and from Canada) by the Canadian Radio-Television and Telecommunications Commission on October 1, 1998, it became possible to effectively compete in the international discount telephone services market in Canada. We take advantage of the opportunities offered by a deregulated telecommunications market to route our calls using the least cost route over different and multiple carrier networks that make use of digital transmission technologies over existing carrier networks.

     Both in Canada and the U.S. there is several other "dial-around" companies competing in the marketplace.

Canada

     In Canada, our key competitors include: Buck-A-Call, a division of Sprint Canada which offers a dial-around service, with annual revenues of approximately $10 million (FY 2000). The principal product offering of Buck-A-Call is a domestic (North American) fixed flat rate calling service, for example, 20 minutes of calling for a $1CDN with an increased rate per minute thereafter.
Our product offering is a pay-as-you-go program, for example, 7 cents per minute with no minimums or maximums. Given that the average North American call today for our core user market is approximately 6 to 7 minutes we believe our product offering is more attractive to the average consumer. Our other principal competitor is Telehop which in 1998 began offering a dial-around service, in addition to its traditional flat rate long distance calling service. Their dial annual revenues are approximately $7 million (FY 2000) and their product offering is similar to Buck-A-Call. They also offer 20 minutes of calling for a $1CDN. Both of these competitors have arrangements with Bell Canada for their billing and collection of call records.

United States

     In the U.S., there are many established companies offering dial-around services including: large companies such as AT&T Corporation, Sprint USA, and MCI-Worldcom; medium sized companies such as Vartec and Excel Communications, and numerous small companies typically offering their dial-around service in a particular local geographic area. The product offerings of these companies vary with different calling plans and rates, which also often depend on the time of day when the call is made. Most of these companies have placed a large emphasis on their North American calling rates, (principally for calling inter-state and intra-state

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within the U.S.), with rates varying at different times of day, and mostly advertising flat rate calling (packaged minutes for a set amount of cost). We believe that even though the U.S. market already has numerous significant telecommunication industry players in the dial-around segment, there is room for a company specializing in a "pay-as-you-go" program for international discount calling.

DESCRIPTION OF COMPANY'S PRODUCTS AND SERVICES

     In general, both residential and business consumers have become increasingly unwilling to switch long distance carriers. Many consumers have had a significant amount of sales call pitches from sales persons promising lower rates, and some have become victims of well-publicized "slamming:" the unauthorized changing of a consumer's long distance carrier. We believe that this has resulted in consumer resistance to change to new carriers or long-distance services that are unrecognized and not trusted by the consumer. We believe that it is for these reasons that Bell Canada and Telus Corporation, which historically have been the most expensive providers of long distance telephone services in Canada, are still the dominant players in the Canadian international long distance telephone industry.

     However, with a casual calling alternative, our customers can dial the 10-15-945 access number to access our switch for routing of calls at a discounted price. Our customers do not need to change carriers. Furthermore, because of our billing and collection arrangements with Bell Canada and Telus Corporation, our customer will continue to receive only one invoice from Bell Canada or Telus Corporation which would include the customer's local line monthly rental and service costs and the long distance calls routed over our switch. The calls routed over our switch are billed to the customer at our advertised rates, which on average are approximately 30% to 40% lower than the rates they would be billed if they used Bell Canada or Telus Corporations' discounted rates.

     If the customer wishes to be on a 1+ program, which would mean that he does not need to dial the 10-15-945 number each time he makes a call, the customer can sign up with our 1+ program. This essentially gives us the authorization to move the customer from his current long distance provider to our switch. The customer would then receive our lower rates each time he makes a call. With this program we bill our customers directly and do not utilize Bell Canada or Telus for billing and collection purposes.

     We rely in part, on resale arrangements to secure low cost transmission of switched calls. Resale arrangements typically involve the wholesale purchase and sale of transmission and termination services between two long distance providers on a variable, per minute basis. The resale of capacity, which was first permitted in the North American market in the 1980s, enabled the emergence of new international long distance providers that rely at least in part on capacity acquired on a wholesale basis from other long distance providers. International long distance calls may be routed through a facilities based carrier with excess capacity, or through multiple long distance resellers. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice.

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      Upon the commencement of our business, we provided long distance services on a wholesale basis to a carrier controlled by a Director and Shareholder.
This was to establish a volume of telephony traffic over our switch, which volume enabled us to achieve a greater purchasing power for our long distance services. It also enabled us to test our switching systems and billing and collections systems, along with providing critical cash flow during our development stage. Once we achieved sufficient telephony traffic from our dial around services we did not wish to use our resources for this low margin wholesale business

SALES & MARKETING ACTIVITIES

      In North America, as in many countries throughout the world, ethnic minorities comprise a substantial portion of the population and may also include recent immigrants and displaced or otherwise separated families. These persons usually have family in their home countries and need to frequently communicate with them.

      We market our services primarily to ethnic residential and small to medium business enterprises in the major Canadian cities. These target groups account for a substantial portion of all international calls. We currently use attractive, informative direct mail marketing materials aimed at these ethnic markets. We also use print media, television, radio and continuous direct mail marketing materials to develop brand recognition and generate new customers. We believe that informative, attractive and distinctive direct mail, coupled with print media advertising in ethnic newspapers and on selected television and radio programs will allow us to reach customers that make international calls. We have created marketing paraphernalia such as tee shirts, coffee mugs, pens, keychains, caps, stickers and magnets that are distributed on an ongoing basis to create brand awareness. In addition, we use our website, www.yak.ca to
                                                             ----------
support our marketing efforts.

VOICE OVER IP AND WEB-BASED COMMUNICATIONS SERVICES

      Whereas traditional telephone service is provided over the public switched telephone network ("PSTN"), internet telephony uses internet protocol (which is commonly referred to as "IP") to transmit voice data over the world-wide-web infrastructure. From its origins, in the mid 1990s, as an inexpensive, low-voice-quality means to talk without long distance phone call charges from one personal computer to another, internet telephony has grown into an inexpensive alternative to traditional long distance calling over the public switched telephone network, accounting for slightly more than 1% of all international voice telecommunications traffic. By using gateway switches that can connect conventional phone systems to the Internet, carriers and resellers can send calls from phone to phone using the internet as the long distance carrier. Although several software applications and hardware solutions are currently on the market, the quality of the call, as compared to the quality of calls over the public switched telephone network, prevents Internet telephony services from replacing the traditional networks; however, it is beginning to gain some acceptance in the marketplace. New compression technology is emerging that is increasing the quality of the calls. When the quality of such lower

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cost routing through the internet is acceptable to the consumer, and increased bandwidth is made available to allow such calls to be made on mass, we intend to resell this technology to our customers.

HARRIS LX/IXP SWITCHES

      We have purchased and installed both Harris LX and Harris IXP switches. The IXP switch is based on the most recent commercial communication switching technology developed by Harris, and represents a significant progression over older communication switching systems in which components were assigned a single dedicated function. The older switches are based on technology that we consider to be inflexible because it required customers to plan for change well in advance, and even simple changes could require significant effort and result in down time and loss of revenue. The IXP was inspired by the easily-interchangeable component technology that underlies the Internet, often referred to as "plug-and-play" technology. Various component parts used in the switch to perform various functions are easily replaceable, thus the reference as "plug-and-play," making expansion and replacement simple and convenient. The Harris IXP switch supports call control, networking, and internet access. The IXP switch also allows for different vendors' component parts to be used, and gives us the flexibility to add and update processes by using a range of add-on components. The switch allows us to scale up as we grow.

      Both with the LX and IXP switches, all domestic and international signaling protocols are fully integrated, meaning it can support many standard-based protocols on digital and analog lines and trunks, and can mix and match protocols. We believe that this is important in an environment that is subject to rapid change, with varying technologies and differing signaling protocols.

EMPLOYEES

      As of November 1, 2001, we have 25 full-time employees and four part-time employees, with the following breakdown. President and Chief Executive Officer
(1), Executive Assistant (1), Accounting (5), Marketing (2), Customer Services
(13), Technical (6), Receptionist (1). All of the part-time employees are being paid for their services on an hourly basis. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. We expect to hire up to an additional four full-time employees within the next six months to serve in the customer service (2), accounting, and administration departments.

TECHNICAL TEAM

      We have created a technical team which provides technical solutions regarding our switching, network engineering, billing, toll fraud control and data warehousing and management reporting. The technical team currently has six members, of which three are independent contractors. We believe that our technical support team is equipped to design,

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install and maintain our switching systems and meet all of our foreseeable technology requirements.

BILLING & COLLECTION AGREEMENTS

      We have written agreements with Bell Canada and Telus Corporation for the billing and collection of long distance calling charges made by our customers on the Bell Canada local line network in Ontario and Quebec, and by our customers on the Telus local line network in British Columbia and Alberta. Under Canadian regulations, Bell Canada and Telus are required to offer us these billing and collection services. The billing and collection agreement covers all long distance calls made through our dial-around switching long distance service and routing system. We track all such calls made, record information about the source, destination, and duration of the call, rate the call, and provide Bell Canada and Telus with this data electronically. The Bell Canada and Telus billing cycles are several times a month and include these charges to customers on their respective invoices termed as "other carrier" charges. Bell Canada or Telus then collects these amounts. Under the terms of the Billing & Collection Agreement, Bell Canada and Telus are obligated to pay us within 45 days following the month in which the invoices are generated and sent to the customer (subject to offsets for non-collectible accounts). These agreements are short term in nature (allowing for 30-60 days notice of termination); however, applicable regulations require the long distance providers to provide such service at tariffed rate.

      In addition, we have an agreement with Telus Corporation Clearinghouse Operations. This agreement allows for the handling, transporting and delivery of our billing records generated by our switching and billing system to Bell Canada and Telus for invoicing and collection. In conjunction with this agreement, we have developed software and implemented hardware that allows for electronic encrypted signaling and online transmission of the billable records between our system and that of Telus which will allow them to process the billable records. This online transmission process significantly minimizes delays and errors in the billing.

      In the U.S. we have entered into an agreement with Billing Concepts which specializes in inter-carrier clearinghouse operations, for handling, transporting and delivery of our billing records to the Local Exchange Carriers ("LEC") for invoicing and collection purposes. Under this U.S. arrangement all amounts invoiced by the LECs on our behalf are paid, less the LEC's collection fees, to Billing Concepts, and in turn Billing Concepts pays our company the amounts received, less their processing fees. This billing and collection arrangement in the U.S., both technically and financially, are, and we believe will continue to be, similar to those arrangements we have established in Canada.

GOVERNMENTAL REGULATION

      As an international communications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in

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which we operate. The summary below describes the primary regulatory developments at the federal and state level that may have a material effect on our business.

      In general, regulation of the telecommunications industry is changing rapidly both domestically and globally. In both the U.S. and Canada, federal and local regulations are from time to time subject to judicial proceedings as well as legislative and administrative hearings as well as proposals that could change, in varying degrees, the manner in which our industry operates. We cannot predict the outcome of these proceedings or their impact on us. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on us, or that domestic or international regulations or third parties will not raise material issues with adverse effect on us.

United States

      In the U.S. we operate as an interexchange carrier ("IXC"). As such, our services are subject to the provisions of the Federal Communications Act of 1934, as amended (the "Act") and FCC regulations, as well as to the applicable laws and regulations of various states and the regulations of state public utility commissions ("PUCs"). The recent trend in the U.S. has been to reduce both federal and state regulatory burdens for telecommunications service providers. Additionally, as a non-dominant carrier lacking substantial power to influence market prices in the U.S., our provision of international and domestic long distance telecommunications services in the U.S. is generally subject to less regulation than are dominant carriers. Nonetheless, we are required to comply with a variety of license, rate making, reporting and other regulatory requirements.

FCC Domestic Interstate Services Regulation. As an IXC, we must comply with the requirements of common carriage under Title II of the Act, including the offering of service on a non-discriminatory basis at just and reasonable rates. U.S. domestic common carrier services are substantially deregulated and we are considered a non-dominant domestic interstate IXC. Thus, we are subject to a minimal regulation by the FCC. Specifically, as a non-dominant carrier we are not required to obtain individual FCC authority to implement or expand our domestic interstate operations, although we are required to obtain FCC approval to transfer control or discontinue service and must file various reports and pay various fees and assessments.

      The FCC generally has required all domestic interstate common carriers to cancel their tariffs and provide service to customers pursuant to contracts as of January 31, 2001 for business services, and as of July 31, 2001 for mass market services. Traditionally, tariffs on file with the FCC have set forth legally binding rates and other terms and conditions for the provision of services by a carrier. However, the FCC has now implemented a mandatory detariffing policy. We are subject to the FCC's detariffing policies, and as a result, we no longer enjoy the benefits of the "filed rate doctrine" which previously protected carriers from customers' legal actions challenging terms and conditions of services. We must comply with public rate disclosure requirements under the FCC's detariffing policies, including the maintenance of rate information on our web site. A petition is currently pending before the FCC to change policies regarding the timing of rate changes that may increase costs to IXCs and/or limit the flexibility of carriers such as our company to adjust prices. We cannot predict if or when such policy changes may be adopted or their effect on our company. We are also subject to the FCC's complaint jurisdiction and may be subject to complaint proceedings filed by other carriers or by consumers, for example for causing an unauthorized change in a customer's preferred carrier, referred to as "slamming." In general, FCC regulation has increasingly focused on consumer protection issues.

      Our costs of providing long distance services will be affected by changes in the access charge rates imposed by incumbent local exchange carriers ("ILECs") as well as competitive local exchange carriers ("CLECs") for origination and termination of calls over local facilities. Access charges comprise a significant portion of the cost of providing interexchange services. The FCC has significantly revised its access charge rules in recent years to reduce access charges imposed on IXCs. First, the FCC has granted several ILECs pricing flexibility. Such carriers may offer volume discounts, although such discounts may tend to benefit larger long distance carriers operating in high traffic density areas. Second, the FCC has limited CLEC tariffed access rates in an effort to mimic the actions of a competitive marketplace. Also, in a recent complaint proceeding brought by other large IXCs against several CLECs, the FCC recently has made clear that CLECs may not impose access charges that significantly exceed the access rates of competitor ILECs and CLECs. Third, the FCC has relaxed regulation of new switched access services in those markets where there are other providers of access services. These changes have tended to reduce the access charge burden on our company, but also create pressures to reduce rates and also provide significant advantages to our competitors, particularly larger IXCs. Other reforms also have tended to reduce the per-minute access rates applicable to IXCs. Under the "CALLS" plan adopted in May 2000 by the FCC for LECs subject to price cap regulation, ILEC access rates must be decreased in stages over five years. In August 2001, the FCC's CALLS order was affirmed in part and reversed in part by the U.S. Court of Appeals for the Fifth Circuit. On October 11, 2001, the FCC adopted other reductions under the "MAG" plan for those LECs, mostly in rural areas, still subject to rate-of-return regulation.

      Other carrier compensation issues similarly may affect our operating expenses as well as our ability to compete with other IXCs and providers of other competitive services, such as voice over Internet protocol. The FCC has initiated a broad-ranging rulemaking proceeding in which it has proposed the replacement of various forms of intercarrier compensation with bill-and keep arrangements. The FCC's consideration of such a fundamental policy change is aimed at eliminating incentives for arbitrage among various compensation rules that affect different types of carriers, including the current exemption of Internet service providers from the requirement to pay access charges. We cannot predict the outcome of this proceeding or its possible effect on our company.

      As a provider of domestic interstate telecommunications services, we must contribute to the federal universal services subsidy regime. The universal service fund ("USF"), established by the FCC pursuant to statutory requirements, provides support and discounts for telecommunications service for consumers who live in high-cost areas, for low income consumers, for rural health care providers, and for telecommunications services, Internet access and internal connections for schools and libraries. Under current universal service rules, subject carriers must pay USF contributions assessed as a percentage of their end-user revenues from interstate and international telecommunications services. The amounts paid to the USF may be billed to our customers. However, such pass-through charges may decrease our ability to compete. Over the past year, the FCC has increased the revenue percentage factor on which contributions must be calculated. In May 2001, the U.S. Court of Appeals for the Fifth Circuit, reversed and remanded for reconsideration portions of the FCC's universal service subsidy plan, holding that the FCC cannot allow any ILEC to recover USF contributions implicitly in access charges. The FCC has requested review from the U.S. Supreme Court. In July 2001, the U.S. Court of Appeals for the Tenth Circuit remanded to the FCC an order that provided high cost support for rural high cost areas. Depending upon the resolution of USF issues affecting rural areas, the federal USF program could grow substantially. Over the past couple of years, the FCC also has modified a number of features of the USF support mechanism. Most recently, the FCC initiated a new proceeding to reform the procedures pursuant to which federal universal service contributions are assessed and paid. We cannot predict the outcome of such proceedings or their effect on us.

      In addition to cost of service issues affecting IXCs in general, regulatory developments affecting the Regional Bell Operating Companies ("RBOCs") may have an impact on our ability to compete. Under standards established in Section 271 of the Act requiring compliance with a fourteen point checklist of competitive factors, and following action by the relevant state PUC, the RBOCs may receive approval from the FCC on a state-by-state basis for the provision of in-region interLATA interexchange services. The first such "Section 271 approval" was granted in December 1999 to Verizon for the provision of long distance services in New York. To date, Verizon also has received
Section 271 approval in Pennsylvania, Connecticut and Massachusetts and has submitted a request for approval for Rhode Island. SBC has received approvals in Arkansas, Missouri, Kansas, Oklahoma, Texas and Arkansas. BellSouth has received approval in Georgia and has requested approval for Louisiana. These and other RBOCs will apply for Section 271 approval in other states. The FCC's approval of requests by the RBOCs for Section 271 authority is likely to substantially strengthen the RBOC's competitive position in each of the respective states.

International Services Regulation. International common carriers are required to obtain individual authority from the FCC under Section 214 of the Act prior to initiating international telecommunications services. We have obtained global authorization from the FCC to provide international switched and private line services on a facilities and resale basis. As a Section 214 authorized carrier, we are subject to various reporting and filing requirements. In March 2001, the FCC determined that international as well as domestic services provided by non-dominant carriers should be detariffed. As is true with our domestic services, detariffing will give us greater pricing flexibility in our service offerings, but will eliminate protection we previously enjoyed under the "filed rate doctrine" from customers' legal actions challenging terms and conditions of our services.

      We must conduct our international business on many international routes in compliance with the FCC's International Settlements Policy which governs the arrangements by which international carriers and their foreign correspondents may exchange revenue "settlements" to cover the cost of terminating each others' traffic over their respective networks. On routes subject to the International Settlements Policy, the FCC imposes stringent traffic and settlement rate constraints, including mandatory settlement rate benchmarks.
The International Settlements Policy does not apply to arrangements between U.S. carriers and non-dominant foreign carriers, or on routes where at least 50% of U.S.-billed traffic is at least 25% below the FCC's applicable benchmark rates. The FCC also has expressly exempted certain international routes from the International Settlements Policy, including Bermuda, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Monaco, the Netherlands, Norway, Saudi Arabia, Sweden, and the United Kingdom.

      Under U.S. international services regulations, we also must report our affiliations with foreign carriers. Our relationship with our Canadian affiliate has not created any competitive disadvantages for us. However, an affiliation with any foreign carrier with market power on the foreign end may subject us to dominant carrier treatment (i.e., more stringent reporting requirements) on that particular international route, as well as to FCC prohibitions against providing facilities-based switched or private line services unless settlement rates on the route are at or below the relevant benchmark. At present, we are regulated as a non-dominant carrier on all international routes.

      Other international service rules also may affect our international business, including rules limiting routes over which U.S. international carriers may be permitted to provide international switched services over private lines interconnected with the public switched network (referred to as International Simple Resale, or "ISR"), and prohibitions against providing call-back services to countries that have specifically declared such services to be illegal. Under certain circumstances, international revenues also may be included in the calculation of our required USF contribution.

      The FCC continues to modify its international service policies and regulations to respond to international developments, promote competition, reduce U.S. carrier settlement payments to foreign carriers and encourage liberalization in foreign countries. We cannot predict how such policy changes may affect our Company.

State Regulation. Our intrastate long distance operations are subject to various state laws and regulations, including, in most jurisdictions, certification and tariff filing requirements. Some state PUCs also require the filing of periodic reports, the payment of various fees and surcharges and compliance with service standards and consumer protection rules. State PUCs often require pricing approval or notification for certain stock or asset transfers or, in several states, for the issuance of securities, debt or for name changes. We have received formal commission approvals of applications to provide IXC resale services in three states, Nevada, California and Texas. We are authorized to provide IXC resale services on a registration, or unregulated basis, in four other jurisdictions, specifically New Jersey, Texas, Virginia and the District of Columbia. Applications to provide IXC resale services are currently pending in four additional states, including Illinois, Pennsylvania, Maryland and Florida. We also have provisional authority to begin operations in Pennsylvania.

      Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state laws and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations. PUCs also regulate access charges and other pricing for telecommunications services within each state. The regional Bell operating companies and other local exchange carriers have been seeking reduced state regulatory requirements, including greater pricing flexibility which, if granted, could subject us to increased price competition. We may also be required to contribute to intrastate universal service funds in some states. State authorities also may prosecute consumer "slamming" complaints.

Canada

Registration and Licensing Requirements. We are registered with the Canadian Radio-television and Telecommunication Commission ("CRTC") as a reseller of telecommunications services in Canada. This is a requirement under Canadian law in order to provide resale services in Canada. In the past, this was the only requirement under Canadian law in order to be allowed to resell telecommunications services.

      As of January 1, 1999, new requirements oblige resellers to apply for an international telecommunications service provider license. A licensing regime was established in part because of concerns relating to the potential for anti-competitive behavior involving foreign monopolists acting in conjunction with a resale affiliate based in Canada. The CRTC also wished to be able to exercise some supervision over Canadian service providers, especially resale affiliates in Canada.

      The licensing regime established by the Commission does not distinguish between the more heavily regulated facilities-based Canadian carriers and the much less regulated services-based resellers such as our company, or as between dominant and non-dominant service providers, nor does it distinguish between competitive and non-competitive routes. All service providers that originate or terminate or carry an international call are subject to the licensing regime.

      The licensing regime contemplates two different types of international telecommunications service provider licenses. The Class A licensee is one who operates facilities that are used to transport basic international telecommunications traffic between Canada and another country, regardless of whether the licensee actually owns or leases the facilities involved. In addition, the CRTC has included in this definition a service provider which operates equipment that converts basic international traffic from circuit-switched minutes originating in Canada to non-circuit switched traffic or from non-circuit switched traffic into circuit-switched minutes terminating in Canada, regardless of whether the licensee is actually responsible for the international transport.

      An international telecommunications service provider which performs neither of those functions is classified as a Class B licensee. We fall within that definition, since all of our international traffic is handed off to others to transport it into and out of Canada.

      We currently hold a Class B license from the CRTC. The CRTC issues international telecommunications service provider licenses for a period of five years and has indicated that, once it gains more experience with the licensing regime it will consider extending the terms to the maximum permitted length of 10 years. Licensees who maintain their licenses in good standing may expect to have them renewed by the CRTC. Currently, there is no fee payable in order to obtain an international telecommunications service provider license.

      The licensing regime for Class B licensee is very light handed. Once a license is obtained, the licensee must keep it current, by advising the CRTC of any changes to the filed information. It must also file an annual affidavit stating that no changes to the information on file have taken place or alternatively describing any such changes. We are currently in full compliance with all filing requirements of our Class B license.

      Because we do not provide any services on a monopoly basis and are not a resale affiliate, it is highly unlikely that the CRTC will have any concerns regarding anti-competitive behavior on our part. In addition, because we do not own or operate the underlying transmission facilities used to provide telecommunications services to the public, we are not classified as a Canadian carrier, but rather as a reseller. As such, we are not subject to the Canadian ownership and control requirements that apply to the facilities-based Canadian carriers.

Contribution Requirements. The CRTC established the "contribution" regime in 1992 when it first opened the long distance market to facilities-based competition. At that time, long distance traffic provided a large financial subsidy, or contribution, to local telephone service, and new long distance competitors were required to make contribution payments on a similar basis. Since then, there have been several proceedings to refine the contribution regime in order to address concerns that the regime favored one or other of the incumbent telephone companies or the new competitors.

     In late 2000, following a public proceeding, the CRTC decided to replace the existing collection mechanism, which levied contribution charges only on long distance services, with one that levied charges on a broader range of Canadian telecommunications services. The CRTC determined that it was no longer appropriate for one market segment to be the sole source of contribution subsidies, especially as technological advances, which make it increasingly difficult to identify and count long distance minutes, threatened the sustainability of the current regime. The CRTC instead opted for a revenue-based mechanism and decided to implement a uniform national approach, replacing the current approach of setting different contribution rates for each ILEC territory.

     The CRTC decided that the widest possible range of services and service providers should pay contribution rates. Thus, ILECs, long distance operators, CLECs, cellular operators, resellers such as our company and others must all make contribution payments based on their Canadian telecommunications service revenues.

     Contribution-eligible revenues are defined as total revenues from Canadian telecommunications services. However, several deductions apply, the most important one for us being inter-carrier payments. To prevent "double taxation", inter-carrier payments to other telecommunications service providers are deducted (except where the services are used internally by the acquiring service provider).

     Telecommunications service providers that, together with their affiliates and related companies, have annual Canadian telecommunications service revenues of less than $10 million Canadian are exempt from making contribution payments. The $10 million threshold is determined for the fiscal year of the service provider ending in the immediately preceding calendar year. Service providers in the exempt category do not escape contribution entirely. Many will acquire telecommunications services from other service providers which they, in turn, resell. The supplying service provider will usually include an amount for contribution in the charges for its services. This has the potential to impact the overall cost of services acquired by our company as part of its operation.

     For 2001, the contribution charge was set at 4.5% of contribution-eligible revenues. It is expected to decline quite substantially in future years. Although we had total Canadian telecommunications service revenues in 2001 in excess of $10 million Canadian and are thus liable to pay contribution charges, because of our relatively high inter-carrier payments, our total contribution payments in 2001 are not expected to greater than 1% of revenue. Although we cannot predict whether the CRTC will change its method of contribution assessment and collection in the future, if the current approach remains unchanged and the overall contribution requirement declines as expected, we do not anticipate that our total contribution payments will become material in future years.

REPORTS TO SECURITY HOLDERS

      We furnish our stockholders with annual reports containing audited financial statements and may furnish our stockholders with quarterly or semi-annual reports containing unaudited financial information.

      For further information about our company, you may read the materials we have filed with the SEC without charge at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Section of the SEC in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

       Our SEC filings and the registration statement can also be reviewed by accessing the SEC's internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the Consolidated Financial Statements of Yak Communications (USA), Inc. and Subsidiaries, and the related notes to the Financial Statements. Our Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. and have been audited by our independent auditors.

     The financial information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to our continuing operations.

Results of Operations for the year ended June 30, 2001 as compared to the year ended June 30, 2000.

     Net revenue increased $8,434,000, or 130%, to $14,933,000 for the year ended June 30, 2001, from $6,499,000 for the year ended June 30, 2000. Revenue from dial-around sales increased $9,811,000, or 195%, to $14,849,000 for the year ended June 30, 2001, from $5,038,000 for the year ended June 30, 2000, which was our first year of operations. We experienced continuous monthly increases in sales from $9,780 in our first month of operations in July 1999 to $825,000 for June 2000. This monthly increase in sales has continued throughout the fiscal year ended June 30, 2001. Sales for the month of June 2001 were $1,535,000. This sales increase was the result of our marketing efforts in two Canadian cities, Toronto and Montreal, and consumer acceptance of our product.

     Our typical customers, low and moderate income residential customers (often located in ethnic neighborhoods) and small business owners, are large users of international long-distance telephone services. The overwhelming number of our customers use our service for international long-distance calls. Our experience has been generally that the more we spend on marketing and advertising, the more of our services are used. Further, we believe that our customers, in turn, tell others about our service, thereby increasing the use of our service. The following table is indicative in approximate numbers (in U.S. dollars) of how our marketing efforts affect and increase our customer base and revenues:

Quarter        Marketing    Net New      Average Acquisition    Sales Revenue
Ended          Expense      Customers    Cost per Customer      Per Quarter

Dec. 1999      $137,500     21,270       $ 6.46                 $  749,002
Mar. 2000       231,000     18,239        12.67                  1,659,675
June 2000       210,000     16,022        13.11                  2,516,750
Sept. 2000      321,000     24,015        13.37                  2,858,160
Dec. 2000       223,000     21,152        10.54                  3,252,806
Mar. 2001       201,000     25,108         8.00                  4,210,836
June 2001       172,892     15,141        11.42                  4,527,668
Sept. 2001      307,000     32,602         9.41                  5,277,176
Dec. 2001       365,975     41,808         8.75                     N/A

     As prices for long-distance calls decline, we expect increases in long-distance usage. In our established (Canadian) markets, we continue to experience monthly increases in revenues. We do not expect to saturate our markets in the short-term.

     During fiscal year 2000, we had $1,460,000 of gross revenue from our wholesale carrier resale services, which decreased to $83,000 in gross revenue for the year ended June 30, 2001. This material decrease was a result of our decision to terminate our wholesale arrangement in early fiscal year 2001. During our development stage, we resold long distance services on a wholesale basis to a carrier controlled by a director and shareholder. This was to establish a volume of telephony traffic over our switch. This volume enabled us to achieve a greater purchasing power for our long distance services. It also enabled us to test our switching systems and billing and collections systems, along with providing critical cash flow during our development stage. Subsequently, during fiscal year 2001, we had developed sufficient volumes from our dial-around sales that we were able to replace the wholesale revenue stream with our significantly more profitable dial-around service.

     Cost of revenue increased $6,387,000, or 110%, to $12,159,000 for the year ended June 30, 2001, from $5,772,000 for the year ended June 30, 2000. This increase is in proportion to the increased telephony traffic volume associated with the growth in our dial-around revenues. Cost of revenue is comprised primarily of the cost of long distance services, fees for the processing and transporting of our calls, and fixed and variable line access. The overall cost of revenue decreased to 81% of sales for the year ended June 30, 2001, from 89% of sales for the year ended June 30, 2000. This decrease resulted from the termination of our minimally profitable wholesale carrier resale arrangement, and replacing it with the more profitable dial-around service. The majority of the cost of revenue is variable, based upon the cost of the long distance services, processing fees, and access costs. As our telephony traffic volume increased, we believe our "purchasing power" improved significantly; this has allowed us to lower our long distance costs. Furthermore, as our telephony volume increases many costs such as line access charges will remain fixed, which allows us to improve our margins. Also, higher telephony traffic volumes are expected to allow us to negotiate lower long distance costs. We anticipate these factors will allow us to become profitable in fiscal 2002.

     The cost of long distances services has decreased to 54% for the year ended June 30, 2001 from 66% for the year ended June 30, 2000.

     Selling, general and administrative expenses ("SG&A") increased $1,190,000, or 93%, to $2,468,000 for the year ended June 30, 2001, from $1,277,000 for the year ended June 30, 2000. This increase was at a lower rate than the growth of revenue during the same period. The increase is primarily due to additional spending for marketing and advertising in order to attract new customers and increase our revenue base. Of this increase, advertising and promotion was the largest component of $1,022,000 for the year ended June 30, 2001, from $391,000 for the year ended June 30, 2000. The next largest component of SG&A was salaries, which increased to $703,000 for the year ended June 30, 2001, from $295,000 for the year ended June 30, 2000. The increase in salaries was a result of hiring additional administrative, technical, and customer service employees, which were required to support our growth in sales during fiscal 2001. These expenses, other than marketing, are expected to rise at a lower rate than that of our projected revenue increases, further improving our operating margins.

     Organizational and start-up costs for the development of operations of our subsidiary Yak Communications (America), Inc., which was incorporated in March 2001, were $87,000. These costs were composed primarily of legal and consulting fees incurred to obtain the regulatory licenses and contracts required to commence U.S. operations. This subsidiary is still in the development stage and has recently commenced limited test marketing at one location in the U.S.

     Accounts receivable financing costs related to the factoring of our trade accounts receivable, which the Company began in March 2000, have increased $289,000, or 583%, to $340,000 for the year ended June 30, 2001 from $50,000 for the year ended June 30, 2000. This change is a direct result of the increased amount of accounts receivable being factored.

     Depreciation and amortization increased $242,000, or 115%, to $452,000 for the year ended June 30, 2001, from $210,000 for the year ended June 30, 2000. This increase is a result of total, to-date capital spending of our Company from $3,147,000 for fiscal 2001 from $1,855,000 for fiscal 2000.

Liquidity and Capital Resources

     Our liquidity requirements arise from cash used in operating activities, purchases of capital assets and interest and principal payments on outstanding indebtedness. To date, we have financed our growth through the private placement of equity securities, borrowings, accounts receivable financing, vendor financing and capital lease financing. Presently, we have no plans for further equity financing.

     In the short-term, we expect that we can generate sufficient internal cash flow from existing growth to meet our current working capital requirements. Our planned revenue growth and current positive operating cash flow are expected to be sufficient to fund current operations and reduce our working capital deficiency for the balance of 2002. However, as described below, additional funding may be necessary to expand in our Canadian market and pursue our U.S. development plans.

     We currently have sufficient telephone switching capacity to meet our short-term growth, which will principally be in Canada. For the next twelve months we believe that we will maintain our existing telephone switching capacity from our current cash flow. Currently, we require approximately $200,000 per year to maintain our telephone switching capacity. We have been able to secure additional telephone switching capacity through equipment lease financing and expect to continue to use this source of financing in the foreseeable future. In the long term, we believe that equipment leasing opportunities will allow us to expand our telephone switching capacity as necessary, and that our cash flow will be sufficient to meet our obligations under any such leasing arrangements.

     When a customer uses our services, the LEC with which we have billing and collection agreements uses our billing records to collect on our behalf. The LEC pays us within 45 days from the end of the month in which the customer uses our services; as a result, this can be up to 75 days from when the service is actually provided. In order to fund our working capital requirements, we currently utilize the services of a factor. We sell our receivables to the factor on a "recourse" basis. Historically, a "factor" has provided us with six weeks of financing up to $2,000,000. Under this arrangement, we receive a weekly draw of funds based on invoices rendered. We have arranged for accounts receivable financing of up to $6,000,000 (based upon certain margin requirements) from an institutional lender, the proceeds from which will be available to us later this month.

     Net cash provided from operating activities was $938,000 for the year ended June 30, 2001, as compared to net cash provided from operating activities of $20,000 for the year ended June 30, 2000. This was due to a reduction of our net loss from operating activities, before non-cash item, to $210,000 for the year ended June 30, 2001, from $604,000 for the year ended June 30, 2000. The remaining increase in net cash provided from operating activities represented an increase in borrowed funds (resulting in an increase in current liabilities of $2,498,000, which was partially offset by an increase in current assets of $1,349,000).

     Net cash used in investing activities was $1,005,000 for the year ended June 30, 2001 as compared to $841,000 for the year ended June 30, 2000. These investing activities comprise cash component of the additions to our property and equipment.

     Net cash provided by financing activities was $126,000 for the year ended June 30, 2001 as compared to $778,000 for the year ended June 30, 2000. This was cash realized primarily from the proceeds of borrowings and the sale of equity in the aggregate amount of $582,000 for the year ended June 30, 2001, compared to $350,000 for the year ended June 30, 2000.

     We do not have any plans for any further significant acquisitions of property and equipment during the current fiscal year. We believe we have sufficient fixed capacity to accommodate our anticipated volume of telephony traffic in both Canada and the U.S. during fiscal 2002. We expect that the only capital additions to be made during fiscal year 2002 will be those required to maintain our existing telephony capacity.

     We anticipate that additional working capital will be required to fund our long term growth expected from our recent expansion in major Canadian cities that began in summer 2001. In order to satisfy this working capital requirement, we may be required to raise additional funds by increasing our available amount to be borrowed on our accounts receivable factoring arrangements, or by obtaining more traditional accounts receivable financing. In addition, we may seek to obtain additional funds from public or private equity or debt offerings; however, we have no plans to do so at this time. We intend to investigate and test market in certain discrete locations in the U.S. in order to determine the potential for success of our business in the U.S.; however, we do not intend to commence significant marketing efforts in the U.S. until sufficient working capital is available. If no further external funding is available, we may not actively pursue expansion plans in the U.S.

     Revenue is expected to continue to increase as new Canadian and U.S. markets are developed and our existing Canadian markets mature. Currently our monthly revenue is approximately $2.5 million and we expect that we can increase our monthly revenue to $6,000,000 with a minimal increase in telephone switching capacity investment.

Trends

     Major telecommunication companies may, in the future, "bundle" various telephone services, and as part of this "bundling" they may offer long-distance telephone services at no or very low costs to consumers. We do not believe our customers are part of the target market for these types of promotions, since we do not believe that our typical customers rely upon the types of services which can be expected to be made available in such "bundled" offerings. In the short term we do not expect this potential trend to adversely affect our business.

FORWARD LOOKING STATEMENTS

      From time to time, we make statements about our future results in this Form 10-SB that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and the current economic environment. Such statements are subject to known and unknown risks and uncertainties that could cause actual future results and developments to differ materially from those currently projected. We caution you that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause our actual results to differ materially from those in the forward-looking statements, include, but are not limited to: (i) access to sufficient working capital to meet our operating and financial needs; (ii) our ability to respond to growing competition in our markets for discount long distance services as well as the extent, timing and success of such competition; (iii) our ability to expand into new markets and to effectively manage our growth; (iv) the profitability of our entry and expansion into the U.S. market; (v) customer acceptance and effectiveness of us as a discount long distance provider and our ability to assimilate new technology and to adapt to technological change in the telecommunications industry; (vi) our ability to develop and provide voice over internet and web-based communications services; (vii) changes in, or failure to comply with, applicable governmental regulation; (viii) our reliance on our key personnel and the availability of qualified personnel; (ix) the duration and extent of the current economic downturn; (x) general economic conditions or material adverse changes in markets we serve; (xi) the risk that our analyses of these risks could be incorrect and that the strategies developed to address them could be unsuccessful; (xii) changes in our accounting assumptions that regulatory agencies, including the Securities and Exchange Commission, may require or that result from changes in the accounting rules or their application, which could result in an impact on our earnings; and (x) various other factors discussed in this filing.

PROPERTIES

CORPORATE OFFICES

      We lease approximately 5,200 square feet of office space at 55 Town Centre Court, #610, Toronto, Ontario, for our corporate and customer service operations. The term of the lease expires in May 2003 and the monthly payment is approximately $5,800.

SWITCH LOCATIONS

      We currently lease space at 151 Front Street, Toronto, Ontario and 60 Hudson Street, New York, to house our Harris LX and Harris IXP communication switches. Both locations are in buildings which house many other carriers. This provides us with the advantage of ease of access to other carriers. These switches are installed in rooms that are environmentally modified, cooled and designed for switching equipment. They also have full battery backup for a full 24 hours in case of a power failure.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the beneficial ownership of shares of our common stock by (i) each person who is known to us to be the beneficial owner of more than 5% of our common stock; (ii) each director and named executive officer (defined above) individually; and (iii) all directors and executive officers as a group. Beneficial ownership of common stock has been determined for this purpose in accordance with Rules 13d-3 and 13d-5 of the Securities and Exchange Commission, under the Securities Exchange Act of 1934, as amended, which provide, among other things, that a person is deemed to be the beneficial owner of common stock if such person, directly or indirectly, has or shares voting power or investment power with respect to the common stock or has the right to acquire such ownership within sixty days after the date of this registration statement.

----------------------------------------------------------------------------------------------------------------------
Name and Address of Beneficial
------------------------------
Owners                                                     Number of Shares                  Percent of Class (%)(1)
------                                                     ----------------                  -----------------------
----------------------------------------------------------------------------------------------------------------------
Directors and Executive Officers
----------------------------------------------------------------------------------------------------------------------
Charles Zwebner                                              2,077,400(2)                          37.5
121 Westgate Boulevard
Toronto, Ontario M3H 1P5
----------------------------------------------------------------------------------------------------------------------
Vincent Genova (3)                                             318,200                              7.8
1 Deerchase Circle
Woodbridge, Ontario L4H 1B4
----------------------------------------------------------------------------------------------------------------------
Mitchell Shore                                                 201,600                              5.0
45 Palm Drive
Toronto, Ontario M3H 2B5
----------------------------------------------------------------------------------------------------------------------
Anthony Greenwood                                                7,500                               *
112 Glen Park Avenue
Toronto, Ontario, M6B 2C5
----------------------------------------------------------------------------------------------------------------------
Anthony Heller                                                 292,400                              7.2
77 Caribou Road
Toronto, Ontario M5N 2A7
----------------------------------------------------------------------------------------------------------------------
Margaret Noble                                                   7,500                               *
9 Epps Crescent
Ajax, Ontario, L1Z 1J2
----------------------------------------------------------------------------------------------------------------------
Owners of More Than 5% of Stock
----------------------------------------------------------------------------------------------------------------------
Michael Zwebner (4)                                            253,200                              6.2
Melvin Hall
Golders Green Road
London, England NW11
----------------------------------------------------------------------------------------------------------------------
Joseph Genova                                                  318,200                              7.8
35 Orkney Crescent
Etobicoke, Ontario M9A 2T4
----------------------------------------------------------------------------------------------------------------------
Talk Visual Corporation (5)                                    405,516                             10.0
3550 Biscayne Boulevard
Suite 704
Miami, Florida 33137

----------------------------------------------------------------------------------------------------------------------
All Directors and Executive Officers as a                    2,695,500                             48.7
 Group (6 persons)
----------------------------------------------------------------------------------------------------------------------

__________
* Less than 1%.
(1) Based on 4,055,158 shares of common stock outstanding as of the date of this filing.
(2) Includes a currently exercisable option to purchase 1,284,000 shares of common stock, exercisable at $1.558 per share and 197,000 shares of Series A Convertible Preferred Stock which may converted at any time into 197,000 shares of common stock currently held in the name of 1231912 Ontario, Inc., a corporation controlled by Charles Zwebner.
(3) Mr. Joseph Genova is the brother of Vincent Genova.
(4) Mr. Michael Zwebner is the brother of Charles Zwebner. Does not include 67,242 shares owned by Overseas Development Holdings Corporation, a foreign corporation, of which Michael Zwebner is a principal shareholder and a director.
(5) Talk Visual Corporation is a Delaware corporation which Michael Zwebner is a shareholder, director and officer.

DIRECTORS AND EXECUTIVE OFFICERS

      The executive officers and directors of the registrant are as follows:

NAME                      AGE     POSITION
----                      ---     --------------------------------------------
Charles Zwebner           43      President, Chief Executive Officer and
                                  Director

Vincent Genova            38      Director

Mitchell Shore            43      Vice President of Design, Product Marketing
                                  and Advertising

Anthony Greenwood         43      Director and Secretary

Anthony Heller            51      Director

Margaret Noble            40      Controller

MANAGEMENT

A brief description of management of the Company is as follows:

CHARLES ZWEBNER
---------------

      Mr. Zwebner is the founder of our company, and has served as our President, Chief Executive Officer, and Chairman of our Board of Directors since our inception in December 1998. Prior to organizing our company, he served as the President of CardCaller Canada Inc. (1992-1998) and was a member of its Board of Directors. Mr. Zwebner founded CardCaller

Canada in 1992, which developed the first Canadian fixed amount prepaid, multilingual telephone calling card. In June 1997, the shareholders, including Mr. Zwebner, of CardCall International Holdings, Inc. ("CIH"), the parent of CardCaller Canada, sold all of their shares in CIH to a U.S. public corporation. Mr. Zwebner continued as President and a director of CardCaller Canada until his resignation in August 1998. Prior to Mr. Zwebner's resignation, the new owner of CIH disposed of substantially all of the assets of that company. Mr. Zwebner holds a B.A. in Computer Science and Business Administration from York University.


VINCENT GENOVA.
--------------

      Mr. Genova is a co-founder of Cash Money Chequing Inc., a chain of check cashing stores in Toronto, Canada. For the past nine years he has been responsible for the development and implementation of the unique telephone products and financial services of Cash Money. Mr. Genova has been instrumental in site selection, lease negotiation, site plan approval, construction of all stores, and all aspects of new store development. He has also been co-responsible for product development, implementation of internal controls, and systems, and general administration of the company since inception. Together with his brother Mr. Joe Genova, he has developed effective ways to market telecommunication and financial products that have achieved above average industry growth, revenue, and profits.

MITCHEL ANDREW SHORE.
--------------------

      Mr. Shore has served as our Vice President of Design, Product Marketing and Advertising since January 1999. Since 1984, Mr. Shore has operated Mitchel Shore Creative Services, Inc., which has provided marketing and advertising services for an array of small, medium and large companies, including London Radio, TV Ontario, AES, BIC Shavers, Bata Shoes, Friedberg Mercantile, and Shell Canada. Mitchel Shore holds an Honours B.A. from York University (1977) and an M.A. from University of Western Ontario (1981) specializing in Marketing and Advertising.

ANTHONY GREENWOOD
-----------------

      Mr. Greenwood is a Canadian attorney with Greenwoods Barristers & Solicitors. He was educated in Europe and North America, and practices law and acts as a consultant to both Canadian and U.S. private and public corporations in the area of business law, cross border financing, and dispute resolutions.
He is a member of the International Law and Business Law sections of the American Bar Association and sits on several committees including the International Business Law Committee of the Section of Business Law. He is also a member of the Canadian Bar Association, the London, England-based International Bar Association, and the Tokyo-based Inter-Pacific Bar Association. Mr. Greenwood is an author of many academic articles in the areas of secured financing, corporate finance, financial service regulation, and international debt recovery & dispute resolution, and is an associate editor of the Canadian-based international Banking & Finance Law Review and an editor of the Australian-based international law publication Journal of Banking and Finance, Law & Practice. Mr. Greenwood is also a part time lecturer at the Osgoode Hall Law School (Toronto, Canada).

ANTHONY HELLER.
--------------

      Mr. Heller has served as a Director of our company since December 1998. He has served as the President of Plazacorp Investments Limited (a real estate development company based in Toronto, Canada) since 1994. Since 1994, Plazacorp has completed over $100 million worth of real estate developments principally in Canada. Mr. Heller has also been involved in venture capital financings and has consulted to both privately held and publicly traded companies in which he has invested.

MARGARET NOBLE
--------------

     In 1985 Ms. Noble was accredited as a Certified Management Accountant. Ms. Noble also graduated from Centennial College in 1983 with a diploma in Business Administration - Accounting and Financial Management and a diploma in General Business - Data Processing. Since her CMA accreditation she has held various accounting and computer system positions in the high tech, entertainment and
telecommunication industries.   Her experience includes the implementation of
accounting systems and procedures as well as strategic planning and problem solving at Dome Productions, Magnetic North and Yak Communications. In addition to her position as Controller for Yak Communications, Ms. Noble is also on the Board of Directors as Treasurer for the United Way of Ajax/Pickering, Ontario.

EXECUTIVE COMPENSATION

Compensation

     The following table sets forth information about the compensation paid or accrued by the Company to the Company's named executive officers whose aggregate compensation exceeded $100,000, for the last three completed fiscal years:

SUMMARY COMPENSATION TABLE

                                                          Long-Term
                                                          Compensation
                           Annual Compensation            Awards

Name and                                                  Securities Underlying
------------------
Principal Position         Year      Salary       Bonus   Options
------------------

Charles Zwebner -          1999     $ 85,000         ---         ---
President, and             2000     $100,000    $ 85,000         ---
Chief Executive Officer    2001     $120,000    $100,000   1,284,000

Compensation of Directors

     Our Directors do not receive any compensation in their capacity as members of our Board of Directors.

      On September 20, 2000, the Company and our Canadian subsidiary entered into an Employment Agreement with Charles Zwebner, our President and Chief Executive Officer, which provides him an annual base salary of $120,000. The Employment Agreement expires on December 31, 2003, unless terminated earlier in accordance with the provisions of the agreement. The Employment Agreement also provides for annual salary increases and bonuses as determined by our Board of Directors.

     On December 21, 2000, in connection with Charles Zwebner's employment agreement, our Company entered into a Stock Option Agreement with Charles Zwebner. Under this Stock Option Agreement, our Company granted Mr. Zwebner the option (the "Option") to purchase up to 1,284,000 shares of our common stock (the "Option Shares") at an exercise price of $1.558 per share. The Option expires on December 31, 2003. The Option is exercisable solely upon the occurrence of any of the following events: (i) the sale of all or substantially all of the assets of the Company; or (ii) an initial public offering of an equity security by the Company under the Securities Act of 1933, as amended. In the event that neither of these conditions to exercise is satisfied prior to the expiration of the Option or in the event of Charles Zwebner's death or termination of his employment with the Company prior to December 31, 2003 for any reason excluding for cause, then Charles Zwebner may require that the Company purchase the Option Shares. The purchase consideration of the option shares shall be in stock of the company. The number of shares to be considered shall be based upon a market value sale price of the Company as if the Company were to be sold and the value of the Option Shares would be included in the sale price.

STOCK OPTION PLAN

      In June 1999, we established a stock option plan for key employees which covers up to 640,000 shares of our common stock. There are currently no options outstanding under the stock option plan. We have created a committee composed of two outside directors to administer the stock option plan.

STOCK AWARD PLAN

      The Company has authorized a one-time Stock Award Plan whereby the Company may issue up to an aggregate of 40,000 shares of its common stock to certain of its employees as the Board of Directors may determine in its discretion. As of December 28, 2001, 40,000 shares were issued under the Stock Award Plan.

OPTION GRANTS IN LAST FISCAL YEAR

                 Number of      Percent of Total
                 Securities     Options Granted to
                 Underlying     Employees in
Name          Options Granted   Fiscal Year         Exercise Price   Expiration
----          ---------------   ----------          --------------   ----------
Charles       1,284,000         100%                $1.558           12/31/03
Zwebner

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Our Canadian subsidiary has entered into an agreement with 1054311 Ontario Limited, a company controlled by Anthony Heller, a shareholder and director of our Company, to provide cash advances or arrange for third-party financing of up to $435,000 to our Canadian subsidiary, based upon available accounts receivable from Bell Canada. The cash advances bear interest at a rate of 12% per year, which will be waived if the credit is not in default. The lender has the right to arrange for receivable financing from a commercial lender which would replace its receivable financing to us. If substitute receivable financing is arranged, we do not have to accept it as a substitute for the existing financing if the interest rate exceeds the published "prime rate" for various chartered Canadian banks plus 1.5% per year. If our accounts receivable from Bell Canada exceed $435,000, the lender has agreed to subordinate its position, if necessary, to allow us to secure additional receivable financing. This agreement expires on March 15, 2006.

      On April 13, 2000 we entered into a three-year lease with E-Cash Card Services, Inc., a corporation controlled by Charles Zwebner, for 5,200 square feet of office space to house our corporate offices and customer service operations at 55 Town Centre Court, #610, Toronto, Ontario. This lease provides for monthly rent of $5,800 which rent is subject to adjustment on an annual basis.

      In December 2000, the Company entered into a transaction with Talk Visual Corporation ("TVCP"), a corporation controlled by Michael Zwebner, the brother of Charles Zwebner. Pursuant to this transaction, TVCP agreed to purchase between 51% and 60% of the outstanding shares of our common stock in exchange for $.50 in cash and four shares of TVCP common stock for each share of our common stock. In addition, TVCP agreed to loan to us $1 million. As part of this loan amount and in anticipation of closing this transaction, TVCP advanced us $450,000. Subsequently, this transaction failed to close and an agreement was entered into on June 30, 2001 which provided for the conversion of the outstanding balance of the initial $450,000 advance ($366,000) into 202,758 shares of our common stock along with our further obligation to issue to TVCP, or otherwise arrange for TVCP to receive, an additional 202,758 YAK shares in exchange for 8,241,600 TVCP shares. As of December 28, 2001 this transaction was completed. As part of this stock exchange, Overseas Development Holdings Limited, an affiliate of Michael Zwebner, exchanged 82,758 YAK shares for 3,364,221 TVCP shares. The balance of 120,000 YAK shares was exchanged by a third party shareholder of our company for 4,877,379 TVCP shares. As of December 28, 2001 there are no remaining outstanding agreements, liabilities or obligations between TVCP and our company.

      Michael Zwebner, the brother of Charles Zwebner, has arranged loans to the Company in the amount of $300,000 of which as of June 30, 2001 $216,000 was outstanding. The terms of this loan are on demand with no fixed terms of interest.

      During fiscal year 2000, we had approximately $1.46 million in gross revenue from the sale of long distance services on a wholesale basis to First Debit Corporation, a corporation controlled by Vincent Genova, one of our directors and shareholders. The sale of these services was based on a verbal arrangement with First Debit Corporation which was terminated during fiscal 2001.

DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      We are authorized to issue 100,000,000 shares of common stock, no par value. As of December 28, 2001 there were 4,055,158 shares of our common stock currently issued and outstanding, which are held of record by 94 shareholders. There currently is no public market for our common stock.

      In general, under Rule 144, as currently in effect, our affiliates or a person (or persons whose shares are required to be aggregated) who has beneficially owned shares for at least one year will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

      1% of the then outstanding shares of common stock; or

      the average weekly trading volume in the common stock during the four
      calendar weeks   preceding the date on which notice of such sale is filed,
      subject to certain restrictions.

      In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

COMMON STOCK

      The holders of the common stock are entitled to one vote for each share held, and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the company, the holders of our common stock are entitled to receive our net assets in proportion to the respective number of shares held by them after our payment of liabilities and liquidation preference on any preferred stock which may be outstanding. The holders of our common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock.

PREFERRED STOCK

Series A Convertible Preferred Stock

      Within the limits and restrictions contained in our Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock, no par value per share, in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. There are 500,000 shares of Series A Convertible Preferred Stock authorized (the "Preferred Stock"). 247,000 shares of Preferred Stock were issued to 1231912 Ontario Inc., a Canadian corporation controlled by Charles Zwebner, for $247,000 and 300,000 shares of Preferred Stock were issued to The Ralquina Group Holding, Ltd. for $300,000. There are currently 497,000 shares of Preferred Stock outstanding. On June 30, 1999, 50,000 shares of Preferred Stock issued to 1231912 Ontario Inc. were redeemed by the Company.

      The Preferred Stock is entitled to a 4% annual dividend. To date no dividends have been paid on the Preferred Stock and as of September 30, 2001 we were in arrears of $37,670 in cumulative dividends. The Preferred Stock is non-voting and non-participating and has a liquidation preference of $1.00 per share. Shares of the Preferred Stock are convertible into common stock at the holder's option at a conversion rate of one share of common stock for each share of Preferred Stock. We have the right to redeem, in whole or in part, upon 30 days' written notice, the Preferred Stock at a redemption price of $1.00 per share plus all accumulated dividends thereon.

      Shares of our preferred stock could be utilized, under certain circumstances, to make an attempt to gain control of the company more difficult or time consuming. For example, shares of our preferred stock could be issued with certain rights which might have the effect of diluting the percentage of our common stock owned by a significant stockholder, or issued to purchasers who might side with management in opposing a takeover bid, which our Board of Directors determines is not in the best interests of our company and its shareholders. A takeover transaction frequently affords shareholders the opportunity to sell their shares at a premium over current market prices. Our Board of Directors has not authorized any series of preferred stock other than the Preferred Stock.

STOCK TRANSFER AGENT

      The stock transfer agent for our common stock is Nevada Transfer and Trust Company.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

          Our Common Stock is not currently quoted on any national exchange or other public trading market.

          We have not paid any dividends on our common stock and we intend to retain all earnings for use in our operations and to finance the development and the expansion of our business. We do not anticipate paying any dividends on the common stock in the foreseeable future. The payment of dividends is within the discretion of our Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and our operating and financial condition, among other factors.

Item 2.   Legal Proceedings

          We are currently not a party to any material litigation which is not incidental to the ordinary course of its business and operations.

Item 3.   Changes in and Disagreements With Accountants

          None.

Item 4.   Indemnification of Directors and Officers

          The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. Our Articles of Incorporation (the "Articles") and Bylaws provide that our directors and officers shall be indemnified to the fullest extent permitted by the Corporation Act.

          The provisions of the Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (i) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) deriving an improper personal benefit from a transaction, (iii) voting for or assenting to an unlawful distribution and (iv) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

          The effect of the foregoing is to require that our officers and directors be indemnified for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.


                                   PART F/S

      The Company's audited consolidated financial statements for the fiscal years ended June 30, 2001 and June 30, 2000, immediately follow the signature page to this Form 10-SB.

                                   PART III

Item 1.  Index to Exhibits

EXHIBIT NO.     DESCRIPTION OF DOCUMENT

3.1 Articles of Incorporation of the Company as filed on December 24, 1998, with the Secretary of State of the State of Florida.*

3.2 Articles of Amendment to the Articles of Incorporation of the Company, increasing the number of authorized common stock from 50 million shares to 100 million shares, as filed on June 4, 1999, with the Secretary of State of the State of Florida.*

3.3 Articles of Amendment to the Articles of Incorporation of the Company, designating Series A Convertible Preferred Stock, as filed on July 27, 1999, with the Secretary of State of the State of Florida.*

3.4           Bylaws of the Company.*

10.1          1999 Stock Option Plan.*

10.2 Credit Facility, dated June 14, 1999, between the Company and 1054311 Ontario Limited.*

10.3 Billing and Collection Services Agreement, dated August 26, 1998, between the Company and Bell Canada.*

10.4 Billing and Collection Services Agreement, dated August 8, 2000, between the Company and Telus Corporation.*

10.5 EMI Translation Service Agreement, dated July 1, 2000, between Telus Communications, Inc. and the Company.*

10.6 Option Agreement, dated December 21, 2000, between the Company and Charles Zwebner.*

10.7 Employment Agreement between the Company, Yak Communications (Canada), Inc. and Charles Zwebner, dated September 20, 2000.*

10.8          $3,000,000 Credit Facility among the Company, Yak
              Communications (Canada), Inc. and SLF Finance Inc., dated February 7, 2000.*

10.9 Invoice Ready Billing and Information Management Services Agreement, dated April 27, 2001, between Yak Communications (America) Inc. and Billing Concepts, Inc.

21            Subsidiaries.*

23.1          Consent of Horwath Orenstein LLP.*

24            Form of Power of Attorney.*


*         Previously filed with Form 10-SB filed January 3, 2002.

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Yak Communications (USA), Inc.



Date:   February 19, 2002          By:    /s/ Charles Zwebner
                                      ----------------------------------------
                                   Title: Chairman


                                   By:    /s/ Vincent Genova
                                      ----------------------------------------
                                   Title: Director


                                   By:    /s/ Anthony Greenwood
                                      ----------------------------------------
                                   Title: Director


                                   By:    /s/ Anthony Heller
                                      ----------------------------------------
                                   Title: Director

EXHIBIT NO.           DESCRIPTION OF DOCUMENT

10.9 Invoice Ready Billing and Information Management Services Agreement, dated April 27, 2001, between Yak Communications (America) Inc. and Billing Concepts, Inc.

EXHIBIT 10.9

                           INVOICE READY BILLING AND
                   INFORMATION MANAGEMENT SERVICES AGREEMENT

     This Invoice Ready Billing and Information Management Services Agreement (the "Agreement") is made this 27th day of April 2001 (the "Effective Date") by Billing Concepts, Inc. ("BCI" or "Company"), a Delaware corporation, whose principal address and telephone number are 7411 John Smith Drive, Suite 200, San Antonio, Texas 78229-4898, (210) 949-7000, and YAK Communications (America) Inc. ("Customer"), a Florida corporation, whose principal address and telephone number are 55 Town Centre, Suite 610, Scarborough, Ontario, Canada, MIP 4X4,
(416) 296-7111. Customer and Company, and their affiliates, are sometimes referred to as the "parties."

                                   RECITALS

     WHEREAS, Customer is engaged in the business of providing certain communications products and services that it desires to bill and collect through Local Exchange Carriers; and

     WHEREAS, Company has entered into billing and collection agreements with certain LECs ("LEC Agreements") that allow Company to provide billing and information management services for Qualifying EMI Billing Records ("Qualifying Records") on behalf of Company's customers; and

     WHEREAS, Customer desires to obtain such billing and information management services from Company, utilizing an Invoice Ready Billing platform where available, on the terms and conditions contained herein:

NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

SECTION 1.   DEFINITIONS.
----------   ------------

     As used in this Agreement, certain terms have the meanings set forth in Exhibit "A," unless the context requires otherwise.

SECTION 2.   SCOPE OF AGREEMENT.
----------   -------------------

     Customer will purchase from Company and Company will provide, subject to the terms and conditions set forth herein, such terms and conditions being subject to the limitations of the LEC Agreements and Coalition Guidelines, the services described in Section 3. Company will be Customer's sole and exclusive source for LEC billing and information management services in the United States for the LECs. As Company enters into additional LEC Agreements, Company will provide services to Customer in such areas on the same terms and conditions as contained herein.

SECTION 3.   BILLING SERVICES.
----------   -----------------

     (a) Submission of EMI Billing Records ("Records"): Customer will submit its Records to Company for purchase and submission to the LEC. Customer will submit Records at least once per week that contain adequate information for Company and LEC to process such Records. In the event Customer cannot satisfy the minimum transmission volumes described in Section 4.(g), Customer will submit its Records once per month. All costs related to these submissions will be borne by Customer.

     (b)  Company's Edits, and Screens: Following receipt of Customer's Records,
          ----------------------------
Company will process Customer's Records through Company's computer edits and screens. Those Records that pass Company's edits and screens will be "Qualifying Records." Those Records that do not pass Company's edits and screens will be "Company Rejected Records." Company Rejected Records will be returned to Customer, and Company will have no other obligation with respect to Company Rejected Records.

     (c)  Submission to LECs:  After passing Company's edits and screens,
          ------------------
Company will transmit Customer's Qualifying Records to the appropriate LECs for billing and collection under the LEC Agreements.

     (d)  Billing and Collection by LECs:  Customer acknowledges that the LEC
          ------------------------------
will be solely responsible for the billing and collection of the revenue for Customer's Qualifying Records from End Users residing within the applicable billing area of such LEC, subject to the terms, conditions and operating procedures contained in each LEC Agreement, the terms of which are incorporated herein. Company will have no billing or collection obligations other than transmission of the Qualifying Records to the LECs. Customer expressly acknowledges and agrees that Company is not a debt collector as that term is used or defined in the Federal Debt Collection Practices Act or the Texas Debt Collection Act.

     (e)  Printing, of Customer's Name on End User's LEC Telephone Bill:
          -------------------------------------------------------------
Wherever possible, Company will use reasonable efforts to cause each LEC to print Customer's name or logo, along with the associated Qualifying Records, on each End User's telephone bill billed on behalf of Customer. Customer acknowledges that where the LECs do not provide this service, Customer's name will not appear on the End User's telephone bill. In the event that an End User requests Customer's address or telephone number, Company will provide such information to requesting parties.

     (f)  End User Inquiry, Investigation and Credit ("Customer Service"):
          ---------------------------------------------------------------
Company's Customer Service procedures are set forth in Exhibit "F," as they may be changed from time to time. Customer agrees that Company has sole and complete discretion to address any inquiries addressed to or through it by End Users, LECs or regulatory or law enforcement bodies, and Customer agrees to be bound by Company's decisions and to pay any credits, fees and penalties that may result from Customer's Records.

     (g)  Reporting:  Company will provide electronic information and reports to
          ---------
Customer via ARRS. The Company may replace or discontinue these services on thirty (30) days' notice to Customer. At this time, Company is not providing written reports to Customer.

SECTION 4.   CUSTOMER'S OBLIGATIONS.
----------   -----------------------

     (a)  Cooperation by Customer:  Customer will cooperate with Company to the
          -----------------------
fullest extent possible to facilitate the provisioning of services described in
Section 3 herein. Such cooperation will include, but not be limited to, the following:

       1. Supplying Company with Customer's identification codes, any and all certifications of regulatory authority necessary for Customer to offer its services, and any other information and documents reasonably necessary or helpful to Company;

       2. Supplying Company with all technical information and assistance with testing that may be reasonably necessary or helpful to Company in providing its services, as determined by Company;

       3. Supplying Company with requested information on End Users, including LOAs and marketing information, within two (2) Business Days of Company's request; and

      4. Supplying Company with all information requested by Company as set forth in Exhibit "G."

     (b)  Applicable Approvals and Compliance with Law: Customer will obtain and
          --------------------------------------------
keep current all applicable federal, state and local licenses, Tariffs, certifications and approvals and will fully comply with, and has full responsibility to comply with, all other applicable federal, state and local rules, regulations, laws and Tariffs. No provision in this Agreement shall cause or be construed to cause either party to violate any legal or regulatory requirement. Customer, certifies that all Records submitted by Customer will comply with the service provider's certifications and Tariffs in the relevant jurisdictions for that Record and with all applicable state and federal rules, regulations, laws and Coalition Guidelines. Customer agrees that Company will assume no responsibility for such compliance whatsoever and that Company may discontinue billing without notice for any product that it has reason to believe does not comply with applicable rules, regulations and laws or the Coalition Guidelines. Customer acknowledges that certain LEC Wing system contain edits and screens that "block" Customer's Records from being billed to End Users until Company can demonstrate to such LECs that Customer has proper authority for providing its services to the End User. Customer further acknowledges that the LEC controls the time frame for such notification to become effective at the LECs. Therefore, Company will not be responsible for processing Customer's Records for services provided prior to the LECs removing their regulatory edits and screens from their billing systems.

     (c)  Authorized Charges:  Customer will submit Records to Company only for
          ------------------
services that have been properly authorized by End Users, as described in Exhibit "G." Customer agrees to cancel services for End Users that request
cancellation.   Customer certifies that its Records are supported by a valid
LOA. Customer agrees to timely provide Company with a valid 39 record (containing authorization information) for each Record submitted.

     (d)  Validation:  Customer will validate all collect, third party and LEC
          ----------
calling card billed Records using the LECs' LIDBs (Line Information Data Bases) or other alternative validation method that complies with applicable rules, regulations and laws and is acceptable to the LECs and Company. If Company determines that Customer has not properly validated such Records, then Company will have the right, but not the duty, to validate such calls at Company's then applicable validation fee or to reject such Records.

     (e)  Completed Calls:  Customer warrants that it is in compliance with the
          ---------------
FCC's order to determine call connection using hardware or software "answer detection." Customer further agrees that it will submit to Company only those Records for calls that represent valid, completed calls as defined in Exhibit "D."

     (f)  Aged Records:  Customer will not submit Records to Compan__that are
          ------------
more than one hundred twenty (120) days old or that exceed the "age of toll" acceptable by the LECs, whichever is less.

     (g)  Minimum Transmission Volumes: Customer will not submit to Company
          ----------------------------
fewer than ten thousand (10,000) Records per Library Code in any single transmission.

     (h)  Review of Reporting:  Customer will be responsible for reviewing all
          -------------------
reports and notices generated by ARRS, ARRS user manuals and other information posted to any bulletin board or Internet service maintained by Company, transmitted by e-mail, mail or otherwise by Company, and for notifying Company of any inaccuracies within ninety-one (91) days of the date such information is made available to Customer. Failure to notify Company of any inaccuracies within such time period will constitute acceptance thereof. Such reporting will be made once under this Agreement. If Customer requests additional copies of electronic reports, or requests that electronic reports be produced in printed form, Customer agrees to pay Company's then prevailing rates for such additional reports. Additional charges will be incurred if information has to be retrieved from archives. Such fees also will apply to material compelled to be produced in response to first-patty or third-party requests, including those of regulatory or law enforcement bodies or judicial rules, orders or subpoenas. Company provides reports, notices, user manuals and individual training to assist Customer. New customers should attend training on Company's systems and reporting methods at Company's headquarters within one hundred eighty (180) days of the Effective Date.

     (i)  Objectionable content:  Customer agrees, as a condition of Company's
          ---------------------
performance under this Agreement, that Customer will not submit Records for processing under this Agreement that contain or refer to matters that are harmful, damaging or against public policy, including, but not limited to, products or services that:

      1.     Explicitly or implicitly refer to sexual conduct;

      2.     Contain indecent, obscene or profane language;

      3.     Allude to bigotry, racism, sexism or other forms of discrimination;

      4.     Are of a violent nature;

        5. Through advertising, content or delivery, are deceptive, or may take unfair advantage of minors, the elderly or the general public;

        6. Are publicly accessible, multi-party connections commonly known as "gab" or "chat" services;

        7. Are offered by Customer or its agents using box, sweepstakes or contest-type entry forms;

        8. Are offered by Customer or its agents using negative option sales offers;

        9.   Are 800 pay-per-call services;

       10.   Are collect callback services;

       11. Are phantom billing (i.e., charging for calls never made or services never provided);

       12. Have not been properly authorized by End Users, or that Company determines, in its sole discretion, have had excessive Customer Service or adjustments associated with such services;

       13. Are prohibited by federal, state or local rules, regulations and laws, Tariffs or the Coalition Guidelines;

       14. Individual LECs exclude from the types of services or products for which their policies permit them to bill and collect or that Company believes, in its sole discretion, will jeopardize its LEC Agreements; or

       15. Company determines, in its sole discretion, to be deceptive or anti-consumer. Notwithstanding any other provision of this section, the parties acknowledge that Company has no reasonable means of determining the validity of or authorization for Records sent to Company for processing under this Agreement, and that Company therefore strictly relies upon Customer to forward only valid and authorized Records that can be, if necessary, substantiated in a court of law or to a regulatory body. Customer warrants and represents, when submitting Records to Company, that such Records are true and correct and accurately reflect proper charges legally owed by Customer's End User. Company may, at any time during the Term, cease providing services under this Agreement immediately upon notice to Customer as a result of a violation of this paragraph:

     (j)  No Other Billing Arrangement:  Customer warrants that the Records
          ----------------------------
submitted and to be submitted by Customer to Company pursuant to this Agreement are owned by Customer and not subject to any Claims, are not and will not be subject to any other billing and collection agreement, have not been billed previously by any method and will not be billed by Customer or another party following their submission by Customer to Company. Notwithstanding the above, Customer may bill Company Rejected Records or LEC Rejected Records after the deficiency has-been corrected. With the exception of LEC Adjustments, Customer may not initiate secondary collection efforts for any records that have billed through the LECs. Customer has made a reasonable investigation and is not aware of any impediment to its entering into this Agreement.

     (k)  LEC Billing Compliance:  Customer will conduct business in accordance
          ----------------------
with all policies and guidelines of those LECs responsible for billing and collecting Customer's Qualifying Records.

     (l)  Company Anti-Cramming Consumer Protection Standards of Practice:
          ---------------------------------------------------------------
Customer will comply with the Company Anti-Cramming Consumer Protection Standards of Practice set forth in Exhibit "G" of this Agreement and the Coalition Guidelines, as they may be revised from time to time.

     (m)  Payment of Amounts Due Company:  Customer will pay to Company any
          ------------------------------
amounts determined by Company to be due Company by Customer under this Agreement or any other agreement between the parties within ten (10) days of the date of invoice by Company. Time is of the essence for such payments. Company may offset any amounts Customer or its affiliates owe Company or its affiliates under this Agreement or any other agreement between the parties without notice. After a period of thirty (30) days from such invoice' date, interest on unpaid balances will accrue at the lower of eighteen percent (18%) per annum or the highest legal rate allowed by law. Customer further agrees that timely payment of all amounts due Company will be its sole responsibility.

SECTION 5.   TERM OF AGREEMENT.
----------   -----------------

The initial term of this Agreement will begin on the Effective Date and will continue in full force and effect for a period of 3 (three) years ("Initial Term") unless terminated in accordance with the terms of this Agreement. Following the Initial Term, this Agreement will renew automatically for successive periods of one (1) year ("Renewal Term") unless terminated by written notice of non-renewal from either party delivered at least ninety-one (91) days prior to the scheduled expiration date. The Initial Term and Renewal Terms will constitute the "Term."

SECTION 6.   LEC RELATED PAYMENTS, FEES AND ASSESSMENTS.
----------   ------------------------------------------

     (a) Payment by LECs: Each LEC makes payments to Company for Qualifying Records purchased from Company in accordance with the LEC Agreement. Company will not be responsible for payment to Customer of any funds collected by a LEC but not distributed to Company.

     (b)     Amount Distributed by LECs: Customer acknowledges that each LEC
             --------------------------
distributes to Company the gross amount of Qualifying Records purchased by the LEC and then the LEC or Company deducts the then-applicable Assessments.

     (c)     Assessments:  Customer acknowledges that Company is and will be
            -----------
bound by the terms of the LEC Agreements with respect to each LEC's right to deduct or to reduce its collectible funds for (i) the amount of LEC-related fees and casts associated with processing Customer's Qualifying Records, a recent list of which has either been disclosed or trade available to Customer (subject to change without notice to Customer), (ii) any Short-term Dilution, (iii) any Post-billing Adjustments or Credits, (iv) any reserve for anticipated Bad Debt ("Bad Debt Reserve"), (v) any periodic reconciliation between the Bad Debt Reserve and the actual or allocated Bad Debt realized by the LECs ("Bad Debt True-up"), and (vi) any other related Assessments. In addition, Customer will be responsible for any data transmission, data transmission correction, or distribution fees incurred in the delivery or receipt of Customer's Records and for any other charges related to billing and collecting Customer's Records. Customer further agrees that payment of all amounts described in this Section 6.(c) will be its sole responsibility and that Company may withhold such amounts from payments to Customer. Should such amounts exceed the amounts due Customer, such amounts will be due and payable by Customer to Company in accordance with
Section 4.(m).

     (d)     Bad Debt Reserve:  Company will hold back or cause the LECs to hold
             ----------------
back an amount estimated to be sufficient to set off any Bad Debt that may be determined after the date Company makes its payment to Customer for Customer's Qualifying Records billed and collected by the LEC. Any Bad Debt Reserve withheld by the LEC generally will be passed through to Customer on the same percentage or the same amount as Company was assessed by the individual LECs. However, once sufficient data becomes available to Company to enable Company to determine a specific Bad Debt history attributable to Customer, the Bad Debt Reserve may be increased based on Customer's historical Bad Debt Amounts, Customer Service, adjustment levels and other factors. A schedule setting forth the past twelve months' average Bad Debt Reserve by each LEC will either be disclosed or made available to Customer.

     (e)     Monthly LEC Bad Debt True-up:  Usually between six and eighteen
             ----------------------------
(6-18) months after Company submits Customer's Qualifying Records to the LECs for billing and collection, the LECs and Company will determine the actual amount of Bad Debt and true up the difference between this amount and the Bad Debt Holdback Reserve. Company will provide Customer monthly reports on Bad Debt True-ups for these differences. If the amount of these true-ups is positive, Company will remit such amount to Customer on a regularly scheduled payment date after Company receives the true-up amount from the LECs. If the amount of these true-ups is negative, Company will collect such amounts from Customer in accordance with Section 4.(m).

     (f)     Customer Service:  Customer understands that each LEC has its own
             ----------------
policies regarding assessment of credits, fees and penalties for Customer Service, in addition to those covered by rules, regulations, laws and the Coalition Guidelines, and Customer agrees to be bound by such policies and to pay such credits, fees and penalties in accordance with Section 4.(m).

     (g)     Allocation Method:  Customer acknowledges that Company is unable to
             -----------------
fully document or match all Assessments to specific customers and that Company will use an allocation method for such Assessments to determine amounts due under this Agreement when Customer-specific information is not matched or available from the LECs.

SECTION 7.   COMPANY RELATED ASSESSMENTS.
----------   ---------------------------

     (a)     Assessments. In addition to the LEC Assessments set forth in
Section 6, Customer agrees to pay to Company, and Company may deduct from any amounts received by the Company from the LECs on behalf of Customer, the following Company Assessments:

       1. A billing and information management service fee ("Company Processing Fee") for each Qualifying Record submitted to the LECs for billing and collection by Company, as specified in Exhibit "C." Records rejected by the LECs, through no fault of Company, and Records that are resubmitted to the LECs, will be charged the Company Processing Fee;

       2.      A Basic Customer Service Fee as specified in Exhibit "C";

       3. An additional Customer Service fee for each Customer Service that exceeds the allowed percentage, as described in Exhibit "C," of the number of Qualifying Records for each Library Code processed by Company on behalf of Customer each month;

       4. Any credit amounts refunded to End Users by Company's Customer Service, along with any LEC charges associated with making such refunds to End Users;

       5. A charge, as specified in Exhibit "C," for any submission of Records that contains less than the minimum volume requirements of Company for each Library Code,

      6.       An initial set-up fee, as described in Exhibit "C," for Company's
     ARRS;

       7. Any credits, fees and penalties that may result from Company or LECs addressing inquiries from various regulatory or law enforcement bodies;

       8. Any Customer Service functions (other than Customer Service specifically covered by Exhibit "F") or special programming tasks will be handled on a time and cost basis at the then current rate;

     (b)     Reserves and True-ups for Short-term Dilution.  Company will
             ---------------------------------------------
reserve an amount for Short-term Dilution based upon Customer's prior history pertaining to Short-term Dilution. Company may recalculate Customer's historical experience quarterly from its prior three months' results. Until such history can be determined for Customer, Company will reserve one and one-half percent (1.5%) from the amount due to Customer. Company may adjust the reserve and Company then will return excess amounts to Customer or withhold additional amounts as may be required to satisfy these liabilities from the amounts due to Customer.

     (c)     Collateral.  As collateral for all obligations now existing or
             ----------
hereafter arising from Customer to Company, Customer hereby grants to Company a security interest in all the following property of Customer, whether now owned or hereafter acquired or created, and all proceeds and products thereof.

       1. All amounts paid, and all amounts owing, by each LEC to Company on accounts of Customer's Qualifying Records,

       2. All accounts owing from an End User to Customer arising from services which give rise to Customer's Qualifying Records;

        3. All rights of and proceeds due Customer relating to all billing and collection, record processing, operator services and related communications services agreements;

        4. All amounts deposited by Customer with Company pursuant to paragraph 13.(b) hereof;

        5. All amounts owing and all amounts to be owing from Company to Customer; and

        6. All of Customer's accounts with End Users, existing now or arising hereafter.

SECTION 8.   PAYMENTS TO CUSTOMER.
----------   --------------------

     (a)     Determination of Amount Due Customer:  Company will determine the
             ------------------------------------
estimated amount collected by each LEC for Customer's Qualifying Records and deduct all assigned and allocated Assessments and Taxes of the LECs and Company. If the amount due Customer is not sufficient to satisfy these Assessments, then Customer will pay the difference to Company in accordance with Section 4.(m).

     (b)     Payment Schedules:  Company will advance to Customer the estimated
             -----------------
amount determined under paragraph 8.(a) above on the first Tuesday following the expiration of seven (7) Business Days after receipt and reconciliation by Company of funds from a LEC for Customer's Qualifying Records ("Payment Date"); provided, however, that if Customer has ceased doing business for three (3) Business Days; is the subject of a bankruptcy proceeding; has a receiver, trustee or custodian appointed over substantially all of Customer's assets; fails to make any deposit required by paragraph 13.(b); undergoes a change of control or executive management; submits Records, the dollar value of which does not exceed estimated Assessments; or if Company has reasonable grounds to believe that Assessments may exceed any amount owing or to become owing from Company to Customer, Company may withhold payments to Customer or Company may make payments to Customer in accordance with Section 13.(b). If the amount owing to Customer is determined to be insufficient to satisfy these Assessments, then Customer will pay the difference to Company in accordance with Section 4.(m).

     (c)     Method of Payment:  Company will make all advance payments and
             -----------------
final payments due Customer using ACH wire transfer on the Payment Date as described in Section 8.(b) herein.

     (d)     Accounting for Funds:  Funds received from the LECs for Customer's
             --------------------
Qualifying Records, less applicable Assessments, will be deposited and held by Company in a common account until such time as the amount determined to be due Customer is paid. Company will maintain an accounting via the ARRS of the balance owing or to be owing by Company to Customer of such amounts deposited and held by Company.

SECTION 9.   TAXES.
----------   -----

     (a)     Calculation of Communications Taxes:  Customer acknowledges that it
             -----------------------------------
is responsible for compliance with all taxing requirements. Customer will promptly notify Company of any tag or any other tax-like surcharges and the associated rates that apply to Customer's Records in any specific jurisdiction and indicate such on each Record submitted to Company. Either Company or the LECs will use reasonable efforts to assist Customer in calculating the following taxes that may be applicable to MTS calls: federal excise tax, any state and local sales taxes, gross receipts tax or tax-like charges, foreign intrastate tax, any state or federal universal service taxes or assessments, and any other standard toll communications sales or use taxes ("Taxes"). Any error by Company or the LECs in calculating the applicable Taxes will hot relieve Customer or End Users of their responsibility to pay all applicable Taxes.

     (b)     Billing and Collection of Taxes:  Company will use reasonable
             -------------------------------
efforts to cause the LECs to bill End Users for Taxes when Customer provides taxing information. Customer acknowledges that Company is merely arranging for the billing and collection of Taxes, and in no event will Company be entitled to retain or receive from Customer, or from any End User, any statutory fee or share of Taxes to which the person collecting the same may be entitled under applicable law to the extent permitted by law. Notwithstanding the above, Company may retain any sates tax discount or administrative fees to cover Company's administrative costs.

     (c)     Tax Exempt Status for End Users:  Company will have the authority,
             -------------------------------
on behalf of Customer, to authorize the LECs to calculate Taxes and establish the tax exempt status of End Users in the same manner as the LECs calculate Taxes and establish such status for their End Users. If Customer's Records are exempt from Taxes or tax-like charges, Customer will so indicate on each Record submitted to Company.

     (d)     Filing and Payment of Taxes:  Based upon information calculated by
             ---------------------------
Company or received from the LECs with respect to Taxes assessed, billed and collected by the LECs, Company will assist Customer in preparing and will file, on behalf of Customer where permitted, with the applicable taxing authorities returns covering Taxes, and will, on behalf of Customer, but only to the extent of amounts otherwise owing from Company to Customer, advance and remit to such taxing authorities all Taxes owed thereto. Customer acknowledges that Company is required by some states to provide an affidavit, executed by Customer, that allows Company to file and remit the applicable taxes on Customer's behalf, therefore, Customer will return the "Authorization to Act as Customer's Agent for Certain Tax Matters" form to Company upon Company's request. Upon written request, Company will provide to Customer copies of any and all tax returns and other applicable information relating to the payment of Taxes by Company within thirty (30) days after being filed.

     (e)     Hold Harmless:  Customer will indemnify and hold Company and its
             -------------
employees, agents and representatives harmless from and against any Claim EVEN
                                                                          ----
IF CAUSED, IN WHOLE OR IN PART, BY COMPANY'S OWN NEGLIGENCE, BREACH OF CONTRACT
-------------------------------------------------------------------------------
OR OTHER MISCONDUCT (including, without limitation, reasonable attorneys' fees
-------------------
and expenses and court costs) relating to or arising out of any Taxes, penalties, interest, additions to tax, computations of tax, surcharges or other amounts that Company may be subject to or incur on behalf of Customer. Company agrees to assist Customer with tax audits related to this Section, and Customer shall give Company the option to participate in such audits. Even if Company or its representatives assist Customer with such audits, Company shall have no liability to Customer relating to any tax assistance provided to Customer under this section.

     (f)     Billed Taxes:  Customer will be responsible for the payment of any
             ------------
additional Taxes or tax-like charges, excluding federal and state income Taxes, assessed against Company based on the revenues collected by Company for Customer's Qualifying Records ("Billed Taxes").

SECTION 10.  PROTECTION OF CONFIDENTIAL INFORMATION:
-----------  --------------------------------------

     As used herein, "Confidential Information" will mean (a) proprietary information, (b) information marked or designated by either party, in good faith, as confidential, (c) information otherwise disclosed in a manner consistent with its confidential nature, (d) the terms and conditions of this Agreement and (e) information of one party submitted to a second party, whether or not in written form and whether or not designated as confidential, that is known or should reasonably be known by the other party as being treated as confidential. The parties acknowledge that, as a result of the provision of services pursuant to this Agreement, Confidential Information that may be confidential or proprietary to each party must or may be disclosed to the other. Each party hereby agrees that it will make no disclosure of Confidential Information provided under this Agreement without the prior written consent of the other party. Additionally, each party will restrict disclosure of such information to its own employees, agents or independent contractors to whom disclosure is reasonably required. Such employees, agents or independent contractors will use reasonable care, but not less care than they use with respect to their own information of like character, to prevent disclosure of any Confidential Information. Nothing contained in this Agreement will be considered as granting or conferring rights by license or otherwise in any Confidential Information disclosed. Notwithstanding the forgoing, Company may, in its sole discretion, without notice or written consent of Customer, disclose information, including Confidential Information, to any state or federal regulatory or law enforcement agency requesting information.

SECTION 11.  EXCUSED PERFORMANCE.
-----------  -------------------

     Except for payment obligations or compliance with applicable rules, regulations and laws, Customer will be excused from performance, and will have no liability for failure to perform, for any period and to the extent that it is prevented, hindered or delayed from performing any services or other obligations under this Agreement, in whole or in part, as a result of acts, omissions or events beyond the reasonable control of Customer. Company will be excused from performance, and will have no liability for failure to perform, for any period and to the extent that it is prevented, hindered or delayed from performing any services or other obligations under this Agreement, in whole or in part, as a result of acts, omissions or events beyond the reasonable control of Company, including by way of illustration and not limitation, acts or omissions of Customer or the LECs, third party nonperformance, failure or malfunction of computer or communications hardware, equipment or software, breach or other nonperformance by Company's vendors and suppliers, strikes or labor disputes, riots, war, fire, acts of God or governmental laws and regulations.

SECTION 12.  LIMITATION OF LIABILITY AND INDEMNITY.
-----------  -------------------------------------

     (a) Company makes no warranties or representations regarding its services except as specifically stated in this Section 12.(a). Company will use due care in processing all work submitted to it by Customer and agrees that it will, at its expense, correct any errors that are solely due to errors by Company's employees or agents ("Error Correction"). Error Correction will be limited to reprocessing Customer's Records. Company will not be responsible in any manner for failures of, or errors in, proprietary systems and programs, nor will Company be liable for errors or failures of Customer's software or operational systems. THIS WARRANTY IS EXCLUSIVE AND IS IN LIEU OF ALL OTHER
                     ------------------------------------------------------
WARRANTIES, AND CUSTOMER HEREBY WAIVES ALL OTHER WARRANTIES, EXPRESSED, IMPLIED,
--------------------------------------------------------------------------------
OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTY OF MERCHANTABILITY OR
-------------------------------------------------------------------------------
FITNESS FOR A PARTICULAR PURPOSE. Should there be any failure in performance or
--------------------------------
errors or omissions by Company with respect to the Qualifying Records being processed and being submitted to the LECs for billing and collection, Company's liability will be limited to using reasonable efforts to correct such failure. In no event will Company be liable to Customer or any third parties (including Customer's End Users) for any Claim, even if Company has been advised of the possibility of such Claim.

     (b) Due to the nature of the services being performed by Company, Customer agrees that in no event will Company be liable for any Claim caused by Company's performance or failure to perform hereunder that is not reported by Customer in writing to Company within ninety-one (91) days of such performance or failure to perform.

     (c) Customer will indemnify and save harmless Company from and against any Claim asserted against Company by third parties arising from or related to Customer's provision of the services provided under this Agreement. Should Customer act as an agent for a third party and forward billing to Company or should Customer purchase billing from a third party and forward such billing to Company, Customer shall remain solely responsible to and for such third parties. Customer agrees to protect, indemnify and hold harmless Company for any and all claims by third parties regarding such third parties' billing forwarded to Company by Customer. Customer also will indemnify and save harmless Company from and against any Claim asserted against Company by third parties and any assessments or fines levied against Company by any state or federal agency or law enforcement officer, plus any attorneys' fees and expenses (including in-house legal services), arising from or related to any charges submitted by Customer, including without limitation, for unauthorized charges or false or inaccurate information provided by Customer to Company, or any failure of Customer to comply with legal or regulatory requirements, the requirements set forth in Exhibit "G" of this Agreement or the Coalition Guidelines. THIS
                                                                    ----
INDEMNITY IS SPECIFICALLY INTENDED TO OPERATE AND BE APPLICABLE EVEN IF IT IS
-----------------------------------------------------------------------------
ALLEGED OR PROVED THAT ALL OR SOME OF THE DAMAGES BEING SOUGHT WERE CAUSED AS A
-------------------------------------------------------------------------------
WHOLE OR IN PART BY ANY ACT, OMISSION, NEGLIGENCE, BREACH OF CONTRACT,
----------------------------------------------------------------------
INTENTIONAL CONDUCT, VIOLATION OF STATUTE OR COMMON LAW, BREACH OF WARRANTY,
----------------------------------------------------------------------------
PRODUCT DEFECT, STRICT LIABILITY OR ANY OTHER CONDUCT WHATSOEVER OF THE COMPANY.
--------------------------------------------------------------------------------

     (d) Notwithstanding anything to the contrary in this Agreement, the liability of Company in any and all categories and for any and all Claims arising out of this Agreement or out of any act or omission relating thereto will, in the aggregate, not exceed one (1) month's average of Company's Processing Fees charged to Customer over the twelve (12) months preceding the date on which the damage or injury is alleged to have occurred; provided, however, that if this Agreement has not been in effect for twelve (12) months preceding such date, then over such fewer number of preceding months that this Agreement has been in effect. WITHOUT IN ANY WAY LIMITING THE APPLICATION OF
                               ----------------------------------------------
THIS SECTION, THE RIGHT TO RECOVER DAMAGES UNDER THIS PARAGRAPH CONSTITUTES
---------------------------------------------------------------------------
CUSTOMER'S EXCLUSIVE ALTERNATIVE REMEDY IN THE EVENT THAT THE ERROR CORRECTION
------------------------------------------------------------------------------
DESCRIBED ABOVE OR ANY OTHER CONTRACTUAL REMEDY FAILS OF ITS ESSENTIAL PURPOSE.
-------------------------------------------------------------------------------

     (e) Under no circumstance will Company be liable to Customer for special, incidental indirect, consequential or punitive, exemplary or additional damages, including, but not limited to, any lost profits or revenues.

     (f) The limitations on liability set forth herein shall not apply to personal injury, bodily injury or death or loss of or damage to tangible property.

     (g)     Waiver of Consumer Rights:  Customer waives its rights under the
             -------------------------
Texas Deceptive Trade Practices - Consumer Protection Act, Section 17.41 et seq., Business & Commerce Code, a law that gives consumers special rights and protections. After consultation with an attorney of its own selection, Customer voluntarily consents to this waiver.

SECTION 13.  EXPIRATION OR TERMINATION.
-----------  -------------------------

     (a)      Payment Upon Expiration or Termination:  Upon the expiration or
              --------------------------------------
termination of this Agreement for any reason, each parry agrees to satisfy, when or before due, their payment obligations under this Agreement.

     (b)     Deposit for Charges:  Customer acknowledges that certain
              -------------------
Assessments and any other related charges are not determined by the LECs or Company for a period of up to eighteen (18) months after the final processing of Customer's Records. Customer further acknowledges that payment of these amounts to Company will be its sole responsibility. At the expiration or termination of this Agreement for any reason, Customer will deposit with Company an amount equal to two and one-half percent (2.5%) of the amount of Customer's gross billings for the prior twelve (12) month period, or such other amount necessary to satisfy such Assessments as determined by Company, in its sole discretion, based on Customer's prior history and the regulatory environment. Such deposited amount will be used by Company to pay Assessments. Each quarter, Company will re-examine the amount of funds deposited and make such adjustments as Company estimates may be necessary to satisfy the aforementioned Assessments. Company will provide Customer with reports reflecting Assessments attributable or allocated to Customer on the same and consistent method as Company determines such Assessments for all of its customers. Eighteen (18) months after the Term, Company will return all unused amounts to Customer.

     (c)     Retraining Liability:  Notwithstanding the foregoing, the deposit
             --------------------
of such amounts does not relieve or waive Customer's responsibility and obligation to pay its obligations to Company, including, without limitation, any and all Assessments associated with billing and collecting its Records. In the event such Assessments exceed the amount of the deposit described in Section 13.(b), Customer will remit to Company such additional amounts as are required to satisfy Customer's obligations under this Agreement in accordance with
Section 4.(m).

      (d)    Savings Clause:  Except as otherwise provided herein, expiration or
             --------------
termination of this Agreement will terminate all further rights and obligations of the parties hereunder, provided that:

       1. Neither party will be relieved of its respective obligations to pay any sums of money due or to become due or payable or accrued under this Agreement;

       2. If such expiration or termination is a result of a default hereunder or a breach hereof by a party, the other party will be entitled to pursue any and all rights and remedies it has to redress such default or breach in law or equity; and

       3. The provisions of this Agreement and each party's obligations hereunder which by their nature or context are required or intended to survive, including but not limited to Sections 4, 6-10, and 12-29 hereof, will survive and remain in full force and effect after the expiration or termination of this Agreement.

     (e)     Early Termination of Extended Term Agreement:  If Customer elects a
             --------------------------------------------
multi-year Initial Term and Customer terminates or breaches this Agreement before the expiration of the full Initial Term, Customer will pay Company for all Records processed during the Term, at the one-year Company Processing Fee rates set forth in Exhibit "C," plus ten percent (10%), in accordance with
Section 4.(m).

SECTION 14.  DEFAULT AND REMEDIES.
-----------  --------------------

     (a)  Default:  Either party will be in default hereunder if it:

       1. Fails to make any payment specified hereunder when or before due and such failure continues for five (5) Business Days after the effective date of written notice;

       2. Breaches any other covenant or undertaking contained in this Agreement and fails to remedy such breach within thirty (30) days after written notice thereof from the non-defaulting party, unless this Agreement specifically provides otherwise;

       3. Is in default of any of the provisions of Addendum A or B and such failure continues for five (5) Business Days after the effective date of written notice;

       4. Submits Records to Company for services that have not been properly authorized by End Users;

       5. Submits Records to Company that Company believes, in its sole discretion, generate excessive Customer Service;

       6. Files, or there is filed against it, any voluntary or involuntary proceeding under the Bankruptcy Code, insolvency laws or any laws relating to relief of debtors, adjustment of indebtedness, reorganizations, compositions or extensions, makes an assignment for the benefit of creditors, dissolves, ceases to conduct business for three (3) Business Days, declares that it is unable to pay its debts as they mature or admits in writing its inability to pay its debts as they mature or if a receiver; trustee or custodian is appointed over, or an execution, attachment or levy is made upon, all or any material part of the property of such party;

       7. Attempts to assign its rights and obligations under this Agreement without the prior written consent of Company; or

       8. Fails to comply with any of the obligations set forth in Exhibit "G" to this Agreement.

     (b)  Remedies: In the event of any default hereunder, and in addition to
          --------
any other remedies it may have under this Agreement, the non-defaulting party will have the following rights and remedies:

       1. To terminate or cancel this Agreement, subject to the provisions of Section 13.(d), by giving written notice thereof to the defaulting party;

       2. To declare all amounts due under this Agreement from the defaulting party to the non-defaulting party to be immediately due and payable, including attorneys' fees, costs and expenses (including in-house legal services) incurred or that may be incurred in the collection of such amounts;

       3. Company may withhold, set off and retain, until all obligations of Customer to Company have been satisfied in full, any and all amounts that may otherwise be due and payable to Customer or any affiliates of Customer under this Agreement or any other contract with Company and apply such amounts to any balance due or to become due from Customer to Company;

       4. Company may suspend its performance of this Agreement immediately upon notice to Customer if Customer is in breach or default of this or any other agreement between the parties;

       5. All rights and remedies allowed by the applicable Uniform Commercial Code except as limited by Section 12 above;

       6. All other rights and remedies allowed by this Agreement and under applicable law except as limited by Section 12 above; and

       7. All rights and remedies will be cumulative and can be exercised separately or concurrently.

SECTION 15.  ASSIGNMENT.
-----------  ----------

     (a) Neither party will assign any right or obligation under this Agreement without the other party's written consent. Any attempted assignment will be void.

     (b)     Assignment to Affiliates.  Notwithstanding Section 15.(a), Company
             ------------------------
may assign this Agreement, in whole or in part, to:

       1.      A parent corporation;

       2. Any company into which Company may merge or consolidate or that acquires substantially all of its assets or stock; or

       3. A wholly owned affiliate or the parent corporation that is of a financial standing equal to or greater than that of the assignor.

Any assignment under this subsection (b) shall not require the consent of Customer, but Company shall provide written notice to the Customer within thirty
(30) days of such assignment.

     (c)     Generally:  All rights, obligations, duties and interests of any
             ---------
party under this Agreement will inure to the benefit of and be binding on all successors in interest and assigns of such party and will survive any acquisition, merger, reorganization or other business combination to which it is a party.

SECTION 16.  NOTICES AND DEMANDS.
-----------  -------------------

     Except as otherwise provided in this Agreement, all notices, demands and requests given by any party to the other party will be in writing and be deemed to have been duly given on the date: (i) delivered in person, and for which a receipt for such delivery will be obtained; (ii) of the return receipt for those sent postage prepaid in the United States mail via Certified Mail, Return Receipt Requested, or three (3) Business Days after being mailed by regular mail; (iii) received from a national overnight delivery service; (iv) sent by facsimile transmission to the recipient's facsimile machine, provided that the receiving machine delivers confirmation to the sender and receipt is verified by telephone, with an extra copy immediately following by first-class mail; or (v) notice is posted and made available to Customer through electronic media as described in Section 3.(g), or to Customer's designated e-mail address. Such notice shall constitute written notice. Customer assumes the duty to check such media on a regular basis. The following addresses shall be used for the respective forms of notice and may be changed by giving notice.

If to Company:

Billing Concepts, Inc.
Attention:  President
7411 John Smith Drive, Suite 200
San Antonio, Texas 78229-4898
Telephone:  (210) 949-7000
Fax: (210) 949-7100

With a copy to: General Counsel by certified mail to the above address.

If to Customer:

YAK Communications (America) Inc.

Attention:  Mr. Charles Zwebner
             President & CEO
55 Town Centre, Suite 610
Scarborough, Ontario, Canada, MIP 4X4
Telephone: (416) 296-7111
Fax: (416) 279-1372
E-mail Address: charles@yak.ca

SECTION 17.  NO THIRD-PARTY BENEFICIARIES.
-----------  ----------------------------

     This Agreement will not provide any person or entity not a party to this Agreement with any remedy, claim, liability, reimbursement, cause of action or other right.

SECTION 18.  EMPLOYEES.
-----------  ---------

     Customer acknowledges that Company's success in its industry is largely dependent on the performance of its personnel and that Company expends substantial resources in connection with employment and training. Accordingly, Customer will not hire or retain, either as an employee or contractor, any person who was a Restricted Employee of Company at any time during the twelve
(12) month period preceding such hiring or retention without the advance written consent of Company. A "Restricted Employee" of Company is any employee or third party contractor of Company that has signed a non-competition or restrictive covenant, except a member of the clerical staff. This undertaking by both parties will be deemed an essential element of this Agreement and will survive its termination.

SECTION 19.  RELATIONSHIP OF THE PARTIES.
-----------  ---------------------------

     In furnishing services to Customer, Company is acting only as an independent contractor. Except as expressly set forth in this Agreement, Company does not undertake by this Agreement or otherwise to perform any obligation of Customer, whether regulatory or contractual, or to assume any responsibility for Customer's business or operations. This Agreement will not be deemed to create a partnership, joint venture, agency or fiduciary relationship between the parties.

SECTION 20.  GOVERNING LAW AND VENUE.
-----------  -----------------------

     This Agreement will be governed and construed in accordance with the laws of the State of Texas, without regard to the choice of law rules of Texas. Except for the arbitration proceedings provided for herein, exclusive jurisdiction and venue over any and all matters of dispute arising under or by virtue of this Agreement or between the parties will rest in the state or federal courts located in Bexar County, Texas.

SECTION 21.  ENTIRE AGREEMENT.
-----------  ----------------

     This Agreement, including all exhibits and attachments, each of which is incorporated herein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous representations, understandings or agreements, whether oral or written, relating to the subject matter hereof

SECTION 22.  AMENDMENTS WAIVERS.
-----------  ------------------

     This Agreement (or any part thereof, including its incorporated exhibits) may be modified or additional provisions may be added by written agreement signed by or on behalf of the parties by an authorized representative, unless otherwise provided herein. No modification, amendment or waiver of any provision of this Agreement, including its incorporated exhibits, and no consent to any default under this Agreement, will be effective unless the same will be in writing and signed by or on behalf of the party against whom such modification, amendment, waiver or consent is claimed.

SECTION 23.  SEVERABILITY.
-----------  ------------

     The illegality or unenforceability for any reason of any provision of this Agreement, or any document or instrument required or referred to hereunder, shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any document or instrument required or referred to hereunder.

SECTION 24.  EXECUTION IN COUNTERPARTS.
-----------  -------------------------

     This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but such counterparts will together constitute but one and the same document. Facsimile copies of this Agreement are given the dignity of original documents.

SECTION 25.  HEADINGS.
-----------  --------

     The headings in this Agreement are for convenience only and will not be construed to define or limit any of the terms herein or affect the meaning or interpretation of this Agreement.

SECTION 26.  DISPUTE RESOLUTION.
-----------  ------------------

     This Section 26 governs all disputes, disagreements, claims or controversies between Customer and Company, including, but not limited to, those arising out of or related to this Agreement, tort claims and claims of violation of statutes ("Disputed Matters"). All Disputed Matters will be submitted to the following dispute resolution process:

     (a)     Internal Escalation.  First, the Disputed Matter will be referred
              -------------------
jointly to senior executives of each of the parties. If such executives do not agree upon a resolution within forty-five (45) Business Days after referral of the matter to them, the complaining party will proceed to mediation as set forth below.

     (b)     Mediation.  The complaining party will, upon written notice and
             ---------
within forty-five (45) Business Days after the conclusion of the internal escalation procedure, elect to have the Disputed Matter referred to non-binding mediation before a single impartial mediator to be jointly agreed upon by the parties. The mediation hearing will be attended by executives of both parties possessing authority to resolve the Disputed Matter and will be conducted no more than sixty (60) Business Days after a party serves a written notice of an intention to mediate. Customer and Company will share equally all costs of such mediation. If the Disputed Matter cannot be resolved at mediation, the complaining party will proceed to Arbitration.

     (c)     Arbitration.  In the event that the Disputed Matter has not been
             -----------
resolved through mediation, the complaining party will submit the Disputed Matter to binding arbitration before the American Arbitration Association (the "AAA") pursuant to its Commercial Arbitration Rules. The arbitrator(s) will have the authority to render any award or remedy allowed by law. If the amount in controversy exceeds $150,000.00, exclusive of attorneys' fees and expenses, interest and costs, the Disputed Matter will be decided by a panel of three (3) neutral arbitrators; otherwise, all disputes will be decided by a single neutral arbitrator. Each arbitrator will be selected from the AAA's Panel of Commercial Arbitrators, and the arbitration hearing will be conducted in San Antonio, Texas. The cost of the arbitration proceeding will be shared equally by the parties, but the prevailing party in any arbitration proceeding will be entitled to recover its reasonable and necessary attorneys' fees, costs and expenses (including in-house legal services) incurred in connection with the arbitration. Provided that Customer continues to timely pay Company for services rendered under this Agreement and there has been no default by Customer, Company may continue to provide services during the pendency of any Disputed Matter.

     (d)     Confidentiality.  The parties agree to maintain the Confidentiality
             ---------------
of, and not to disclose to a third party, any information, documents or things regarding any arbitral proceeding, or disclosed in the course thereof except as required by law, regulation, or a bona fide business purpose, and unless required in connection with an action to enforce, nullify, modify, or correct and award.

SECTION 27.  ATTORNEYS' FEES.
-----------  ---------------

     In the event Company retains the services of an attorney (including in-house legal services) to enforce this Agreement or any other obligation of Customer to Company, or to collect or attempt to collect any Record or any accounts receivable purchased by Company from Customer, Customer shall pay to Company attorneys' fees (including in-house legal services), accountants' fees, expert witness fees and other costs and expenses incurred by Company even though no suit, action or proceeding is filed. If such a suit, action or proceeding is filed, Customer also shall pay to Company attorneys' fees, accountants' fees, expert witness fees and other costs and expenses incurred by Company in enforcing, in any way, any and all of Company's rights, in the trial courts, appellate courts and bankruptcy courts, including, but not limited to, the cost of successfully defending any claims or causes of action asserted by Customer against Company. Customer further agrees to pay to Company all of the foregoing fees, expenses and attorneys' fees incurred by Company in any bankruptcy proceeding and in appellate court relating thereto, including, without limitation, such attorneys' fees and expenses incurred in regard to lifting or modifying the automatic stay, determining adequate protection, using of cash collateral, appointing a trustee, converting or dismissing the case, and relating to any disclosure statement and plan of reorganization.

SECTION 28.  INTELLECTUAL PROPERTY.
-----------  ---------------------

     Except as otherwise expressly provided herein, nothing contained in this Agreement shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, trademark, trade name, copyright or other intellectual property right of either party. Each party shall retain all rights, title, interest and goodwill to its own trademarks, service marks, logos, patents and copyrights.

     IN WITNESS WHEREOF, the parities have executed this Agreement as of the Effective Date.

Billing Concepts, Inc.:

By:     /s/ Joe Webb

Name:   Joe Webb

Title:  President

Date:   May 7, 2001


YAK Communications (America) Inc.:

By:     /s/ Charles Zwebner

Name:   Charles Zwebner

Title:  President

Date:   April 27, 2001

                                  EXHIBIT "A"
                                  DEFINITIONS


The following definitions are intended to supplement and define specific terms used in the Agreement.

39 Record:  A record populated by Customer identifying the bill name, address
---------
and any additional information on the End User who authorized Customer's products or services.

ARRS:  Company's Accounts Receivable Reconciliation System presently known as
----
FASTRACK and Paradigm or BC WebTrack or any successor, as well as other information posted or delivered through other electronic media.

Assessments:  LEC or Company fees, charges, chargebacks, credits, reserves,
-----------
offsets, adjustments and allocations, including, but not limited to such charges and chargebacks for Short-term Dilution, Bad Debt, LEC Processing Fees, Company Processing Fees, Post-billing Adjustments or Credits, Bad Debt Reserve, true-ups and Customer Service Fees. Assessments includes, without limitation, the charges covered in Sections 6 and 7.

Bad Debt:  A billed EMI Record that will not be collected from the party to whom
--------
it was billed.

BOC:  Bell Operating Company.
---

Business Day:  A day other than Saturday and Sunday or a legal holiday on which
------------
commercial banks are open in the State of Texas.

Coalition Guidelines:  The Consumer Protection Standards of Practice of the
--------------------
Coalition to Ensure Responsible Billing ("CERB"), the terms of which have either been disclosed or made available to Customer, the current and any future terms of which are incorporated herein.

Claim:  Any claim, dispute, demand, investigation, suit, loss, liability,
-----
damage, attorneys' fees and expenses, cost, correction or expense, whether ordinary, special, consequential or otherwise, that may be asserted against any party to this Agreement. Claim includes all direct damages, including without limitation contract damages and damages for injuries to persons or property, whether arising from a breach of this Agreement, breach of warranty, negligence, strict liability or any other tort with respect to the services provided by Company hereunder.

Customer Service:  Basic End User inquiry, investigation and credit or
----------------
adjustment services.

EMI Billing Record:  Computer readable record containing the billing data for
------------------
Records, in the industry standard EM (exchange message interface) format set forth in Exhibit "E," for which each LEC has the capability of processing through its billing and collection systems. A Customer Service credit record submitted to a LEC by Company shall be included within this definition.

End User:  A natural person, partnership, corporation, business trust, joint
--------
stock company, trust, unincorporated association, joint venture, governmental agency or instrumentality, or other entity that purchases, acquires, subscribes to or uses communications products or services.

FCC:  The Federal Communications Commission.
---

FTC:  The Federal Trade Commission.
---

Foreign Intrastate Taxes:  Those applicable taxes for Operator Services and
------------------------
Travel Card calls originating and terminating in the same state but billed in another state.

Independent Telephone Companies:  Those LECs that are not BOCs.
-------------------------------

Interexchange Carrier (IXC):  A telephone company, other than a LEC, that can
---------------------------
provide intraLATA (where applicable), interLATA, interstate and international telecommunications service.

LEC Agreement:  Company's agreement with an individual LEC as well as any
-------------
additional terms, conditions and operating guidelines and procedures agreed to by the parties or imposed by the LEC, the current and future terms of which are incorporated herein.

Library Code:  An accounting identification code assigned exclusively to
------------
Customer by Company that Customer encodes within each Record submitted to Company and that is used to account for Customer's funds and Assessments.

LOA:  Letter of Authorization or other valid form of authorization from the End
---
User meeting the requirements of applicable rules, regulations and laws and the specifications set forth in Exhibit "G" for all products and services, excluding operator and dial around products and services.

LEC or Local Exchange Carrier:  Any incumbent (ILEC), competitive (CLEC) or
-----------------------------
alternate local exchange carrier providing local access telephone services with whom Company has entered into a billing and collection agreement. A current list of LECs is attached as Exhibit "B." Customer acknowledges that the list of LECs may change from time to time without notice. A LEC also may be referred to as a Billing Telephone Company ("BTC").

One Plus Telephone Traffic:  Direct dialed telephone calls that:  (i) originate
--------------------------
from an equal access end office, (ii) are billed to the originating telephone number or (iii) are billed to an IXC travel card issued by Customer.

Post-billing Adjustment or Credit:  Credit or rate adjustment applied to an End
---------------------------------
User's account by the LEC or by Company.

Qualifying EMI Billing Record:  Casual Operator Service Telephone Traffic and
-----------------------------
One Plus Telephone Traffic that is not of objectionable content as set forth in the Customer's Obligations section of this Agreement and that pass Company's edits and data transmission corrections.

RBOCs:  Regional Bell Operating Companies.
-----

Short-term Dilution:  Those EMI Billing Records that pass Company's edits and
-------------------
screens and are submitted to the LECs for billing and collection but subsequently cannot be posted to an End User's account by the LECs or are posted to the End User's account and then adjusted by the LECs.

Tariff's:  The rates, terms and conditions for providing intraLATA, interLATA
--------
(intrastate) interstate and international communications services as authorized and filed with the appropriate regulators, including the FCC or state and local regulatory authorities.

                                  EXHIBIT "B"
                        BCI BILLING TELEPHONE COMPANIES


The following companies are current Billing Telephone Companies for Company:

Alltel
Ameritech
Bell Atlantic North
Bell Atlantic South
Bell South*
Century Telephone
Chillicothe Telephone
Cincinnati Bell Telephone
Citizens Communications
Cox Communications
GTE Central*
GTE North*
GTE South*
GTE West*
Illuminet
NECA
Nevada Bell
NIB
Pacific Bell
Southern New England Telephone
Southwestern Bell Telephone Company*
Sprint Mid-Atlantic
Sprint North Central
Sprint Southern
Sprint Western
Stentor (Canada)
U S WEST Communications, Inc.

The NPA-NXX list (ONNET File) of BTCs will be furnished to Customer periodically via ARRS. Customer acknowledges that Company has made a reasonable effort to list the current BTCs and that the list may change from time to time without notice to Customer.

* BTCs with Invoice Ready Billing Platforms

                                  EXHIBIT "C"
                                  BCI PRICING
                            Effective July 15, 1998


(1)  Company Processing Fees (rate per Record):

     Volume per month                             1 Year              3 Year
     ---------------------                        -------             -------
     0 - 250,000.....                             $0.0525             $0.0425
     Next 250,000....                             $0.0440             $0.0340
     Next 500,000....                             $0.0390             $0.0290
     Next 1,000,000                               $0.0350             $0.0250
     Next 1,000,000                               $0.0320             $0.0220
     Next 1,000,000                               $0.0300             $0.0200
     Over 4,000,000                               $0.0280             $0.0190

     Company Processing Fees are charged in addition to LEC Processing Fees and Assessments and LEC related payments, fees and Assessments.

(2)  Customer Service:
     Company will perform Customer Service in those areas where the LEC Agreements provide for such service in accordance with Company's procedures and guidelines, which are subject to change from time to time without notice. Customer will be charged and agrees to pay a minimum of $2.50 for each Customer Service handled by Company on behalf of Customer ("Basic Customer Service Fee"). In the event Company transfers a call to Customer, Customer will be charged $0.18 per minute. If the transfer is via Customer's 800 number, Company will charge $0.09 per minute plus the cost of business lines needed to transfer calls to Customer.

(3)  Excessive Customer Service:
     In addition to the Basic Customer Service Fee, Customer agrees to pay an additional fee of One Dollar ($ 1.00) for each Customer Service that exceeds one percent (1%) of the number of Records processed by Company on behalf of Customer for each Library Code in each calendar month

(4)  ARRS:
     Customer will pay an initial set-up fee for Company's ARRS. The charge is One Thousand Five Hundred Dollars ($1,500) for the first Library Code and Five Hundred Dollars ($500) for each additional Library Code. These set-up fees will not be charged during Renewal Terms unless additional Library Codes are added. There is currently no charge for weekly accounts receivable status updates when downloaded from ARRS.

(5)  Minimum Company Processing Fee per Transmission:
     For each submission of Records to Company, Customer shall pay a Minimum Company Processing Fee per Library Code equal to the Company Processing Fee for 10,000 Records.

(6)  LEC Specific Billing Text Phrases:
     For each text phrase used by Customer to identify its products and services to be billed by the LECs, Customer will pay Company a set-up fee of 52,000. This set-up fee will not be charged for the first three requested text phrases or text phrases that represent fees required by laws, rules or regulations (for example, Universal Service Fund, PICC).

(7)  Customer Service and Special Programming Task Fees:
     Customer will pay a time and expense rate for any Customer Service not provided herein and for any special programming tasks or requests for additional information. The current hourly rate is $125.

                                  EXHIBIT "D"
                         BCI CALL COMPLETION CRITERIA


A call is completed when some type of direct communication or hardware or software answer detection has been established between the originating person and the terminating location. Verification must be made that the receiving party or third party agrees to accept the charges for collect and third number billed calls. If automated technologies are used, the receiving party must positively acknowledge the acceptance of the call. In the case of person-to-person calls, the operator must verify that the receiving party is the person whom the originating party requested. For other direct dialed, automated calling card or operator assisted calls, the call will be considered completed when the connection is verified by means of hardware or software detection as required by federal, state and local regulatory authorities.

In those cases where Customer cannot determine the exact time the terminating person has gone "off hook" (beginning of communication with the originating party), and federal, state or local regulatory authorities do not require hardware or software answer detection, a call will be considered to be connected if the originating and receiving parties hold the connection for more than thirty-six (36) seconds.

Customer agrees that the following maximum per-call charges apply:

Domestic 0+ and 1+       $124.99
International 0+ and 1+  $249.99

Calls for four hundred eighty (480) minutes (8 hours) or more are not considered valid, completed calls and will not be billed regardless of the amount of charges.

Calls to operators, customer announcements, busy signals or ringing will not be considered completed calls and will not be billed.

                                  EXHIBIT "E"
                 BCI EXCHANGE MESSAGE INTERFACE (EMI) RECORDS


Subject to the terms of this Agreement, Company currently processes the following EMI billing record formats for LECs that are capable of billing and collecting for services using the following EMI billing record formats:

RECORD ID
010101    Domestic Message Telephone Service
          (MTS) Charge
010116    Domestic Information Provider Service Charge
010117    Domestic Voice Message Service
010118    Domestic Specialized Service/Service Provider Charge
010132    Domestic Directory Assistance Charge
010133    Domestic Mobile Channel Usage Charge
010201    North American Originated and Billable International Charge
010501    Overseas Originated and North American Terminated Message Telephone
          Charge
010532 Overseas Originated and North American Terminated Directory Assistance Charge
010701    Overseas Originated and Terminated Message Telephone Service Charge
391001    Customer Name and Address Information
410101    Detail Customer Credit
410116    Detail Customer Credit - Information Provider Service Charge
415001    Non-detailed Miscellaneous Credit
425001    Miscellaneous Recurring and Non-recurring Service Charge
425016    Miscellaneous Charge Information Provider Service Charge

Company reserves the right to discontinue any of these record formats at any time without notice to Customer.

                                  EXHIBIT "F"
                                  --------
                      BCI PROCEDURES FOR CUSTOMER SERVICE

In addition to applicable rules, regulations, laws and Company's Customer Service procedures and operating policies, the parties agree to the following Customer Service procedures:

I. For those LECs that permit Company to handle Customer Service, Company's toll-free number will appear on the End User's LEC telephone bill as a Customer Service inquiry number.

II. At the time of the initial call from an End User, Company's Customer Service representative will access the End User's account. Once the account has been accessed, the calls or charges in dispute will be determined. If the End User is disputing any of the following, including but not limited to:

     (A)  Denying All Knowledge (DAK) of calls or service;

     (B)  Rates; or

     (C)  Charges for unanswered calls;

then an automated internal credit form will be prepared that customarily contains the following information:

     (D)  Bill name and number;

     (E)  Reason and dollar amount in dispute; and

     (F)  Copy of the Records being disputed.

III. Company will establish standard guidelines and Customer specific guidelines for handling certain classes of inquiries to supplement its standard operating procedures ("Guidelines"). Disputes generally will be handled according to the Guidelines. The Company reserves the right to use its judgment to resolve all Customer Services. All such determinations will be final and binding on Customer. Customer will provide Company with suggested written guidelines or modifications in a timely fashion. Company reserves the right to approve, modify or disapprove of all such guidelines.

All inquiries over fifty dollars ($50.00) will be forwarded to Company's Investigations Department. Upon receipt of the internal credit form and the End User's records in dispute, the following procedures will be followed by the Investigations Department:


     (A) Notify Customer (via automated fax) that an End User is disputing calls or charges, when over $75.00, and that Company will attempt to further investigate the validity of such claim. The following information usually will be given:

          (1)  End User's full name;

          (2)  Telephone number;

          (3)  Call detail; and

          (4)  Amount in dispute.

     (B) As deemed necessary by Company, confer with the LEC as needed to obtain pertinent information such as whether Customer was assigned the telephone number at the time of billing, etc.

     (C) As deemed necessary by Company, confer with Customer to obtain pertinent information such as date service was canceled, etc.

     (D) Maintain details of conversations when investigating the calls such as person's name, complete telephone number, etc.

     (E) Notify the End User and Customer concerning disposition of the dispute.

Customer understands and agrees that it is not paying an extra fee for this limited investigation and that the investigation is limited in scope.

IV. The following procedures will be utilized for credit issued through BOCs and LECs:

     (A) An electronic EMI credit record will be submitted with the next billing submission;

     (B) For those situations where an electronic credit cannot be submitted, an IC/EC memorandum may be mailed to the End User's LEC for credit toward End User's account if the credit amount is over seventy-five dollars ($75.00). For amounts less than $75.00, a check may be issued and made payable to the local telephone company, but forwarded to the End User.

The above procedures for refund checks, electronic EMI credit records and IC/EC memorandums may take up to a total of five (5) Business Days. With the exception of LEC Adjustments, Customer may not, initiate secondary collection efforts for any Records that have been billed by the LECs.


V. A record of all disputes and resolutions will be provided by Customer Service reports that are made available on a weekly basis to Customer through ARRS.

VI. Company will handle all formal and informal regulatory inquiries and complaints. If the regulatory agency serves both Company and Customer, Customer is responsible for its response to the agency. If Customer is permitted to handle its own regulatory complaints, Company reserves the right to assume this function from Customer if deemed necessary to ensure proper handling and timely responses to the agency. Whether Customer or Company normally handles the complaint procedure, Company reserves the right to respond to an inquiry and to make any decisions regarding credit in response to an inquiry or complaint.

VII. Company policy regarding refunds relating to miscellaneous charges or the unauthorized switch of service is as follows:

     (A) If an End User disputes a fee billed as a 42 Record (for example, a monthly recurring charge, a membership fee, etc.), Company will, to the best of its knowledge, explain the service and how the End User may have obtained the service. If the End User continues to dispute the service or states that they are refusing to pay, Company will refund the 42 Record fee.

     (B) In the case of a dispute of an unauthorized switch of long distance service, not only will the charge for the 42 Record be refunded, but a rate adjustment or full credit to satisfy the End User also will be provided. Nothing in this Agreement will be deemed to limit remedies available under rules, regulations and laws.

     (C) If the End User requests that a service be canceled, or if LOA information is requested after a refund has been provided by Company, the End User may be referred to Customer and Company will code the account as "Canx," "SLAM," "CAN," "Lcanx" or another cancellation code on the Customer Service report. Customer agrees to cancel services for End Users that request cancellation.

     (D) If the End User disputes a subsequent charge after requesting cancellation of service from the Customer, credit will be provided to satisfy the End User.

EXHIBIT "G"
BCI CONSUMER PROTECTION STANDARDS OF PRACTICE

Customer agrees to comply with each of the following standards designed to protect consumers from cramming and other unfair billing practices. Customer also agrees to notify Company of any changes in the following information before such change occurs and to provide assurance to Company that such changes are consistent with these standards.

I.   PRESCREENING OF CUSTOMER.
     ------------------------

     On or before the Effective Date, Customer will provide the following information in writing in a document entitled Prescreening Information to
Company:

     (a)  Customer's corporate name and address;

     (b)  The names and titles of all officers and/or principals of Customer;

     (c) The names of other companies or entities owned or controlled by the officers or principals identified in subsection (b) above;

     (d) A copy of a corporate Certificate of Good Standing or proof of partnership status;

     (e) A copy of the certifications demonstrating that Customer is qualified to do business in each of the states in which Customer provides communications products or services do End Users;

     (f) A statement of whether Customer, its affiliates or its officers or directors have been subject to prior conviction for fraud, or have had any billing services terminated for any reason; and, if so, providing a detailed description of the circumstances, date and person(s) or entities involved;

     (g) Copies of all Tariffs in effect with any state or federal regulatory agency;

     (h) The names and addresses of any telemarketing companies to be used by Customer, and

     (i) The names and addresses of any third-party verification companies to be used by Customer.

     Customer agrees that it will update this information within ten (10) days of Company's request and annually.

II.  SCREENING OF PROGRAMS, PRODUCTS AND SERVICES.
     --------------------------------------------

     On or before the Effective Date and during the Term, Customer will provide Company with copies of the following information:

     (a)  Marketing materials used by Customer;

     (b)  Advertisements (print or media) used by Customer;

     (c) Fulfillment packages sent to End Users (which must include cancellation information if not included elsewhere and a toll free Customer number);

     (d)  Scripts for both sales and validation; and

     (e) Honest, clear and understandable text phrase for the telephone bill to End Users.

III. ACCESS TO COMPLIANCE MONITORING INFORMATION.
     -------------------------------------------

     During the Term of this Agreement, Customer will provide Company with reasonable access to information and data to enable Company to:

     (a)  Monitor, investigate and resolve consumer inquiries regarding
          Customer;

     (b) Monitor, investigate and resolve consumer complaints to government agencies concerning Customer;

     (c) Monitor, investigate and resolve escalated complaints by End Users to the LEC concerning Customer;

     (d) Maintain up-to-date records regarding complaints and inquiries made by End Users concerning Customer;

     (e) Investigate and respond to complaints made by End Users concerning Customer;

     (f) Conduct investigations with regard to complaints and inquiries made by End Users or regulatory bodies concerning Customer;

     (g)  Confirm authorizations provided by End Users as required herein, and

     (h)  Inform End Users as to how they may cancel a product or service.

IV.  AUTHORIZATIONS USED BY CUSTOMER.
     -------------------------------

     On or before the Effective Date and during the Term, Customer will verify all End User authorizations to receive products or services offered by Customer through one of the following methods, subject to applicable law, and will provide such verification upon Company's request:

     (a)  Recorded Independent third-party verification;

     (b) Written letters of authorization or sales orders (submitted in hard copy or on-line); or

     (c)  Voice recordings of telephone sales authorizations.

Verification of authorization will be available from Customer for a two-year period. A valid authorization must comply with applicable federal and state rules, regulations and laws and include at least the following:

     (a)  The date of the authorization;

     (b)  The name, address and telephone number of the End User,

     (c) Assurance that the End User is qualified to authorize billing for the product or service on that phone bill;

     (d)  A description of the product or service to be provided;

     (e)  A description of the applicable charges for the products or services;

     (f) An explicit acknowledgment by the End User that the charges for the product or service will appear on his/her telephone bill;

     (g) A toll free number that End Users may call to make inquiries concerning the service; and

     (h)  The acceptance by the End User of the offer.

     In addition, authorization verified by an independent third party must include:

     (a) An initial statement that the purpose of the verifications is to confirm the consumer's intention to accept the sales offer.

     (b) A statement that the service provider is not affiliated with a LEC, where there is no affiliation.

     (c)  A unique consumer identifier.

     (d) A review by third party personnel of the entire verification where the verification is automated.

An independent third party verifier must meet the following criteria:

     (a) It must be completely independent of the service provider and the telemarketer.

     (b) It must not be owned, managed, controlled or directed by the service provider or the telemarketer.

     (c) It must not have any financial incentive in the completion of the sale.

     (d) It must operate in a location physically separate from the service provider and the telemarketer.

V.   BILLING INFORMATION.
     -------------------

     On or before the Effective Date and during the Term, Customer will provide Company or the LECs with information that will enable the billing statements to End Users to include:

     (a)  A clear identification of Customer name or entity;

     (b)  A clear description of the products or services billed;

     (c)  A clear identification of the charges; and

     (d) A toll free number that Ed Users may use to make inquiries concerning products, services and rate structures.

                                      BCI
         ADDENDUM "B" - CUSTOMER TO PROVIDE END USER CUSTOMER SERVICE


     THIS ADDENDUM is made this 1st day of May, 2001 ("Effective Date") by YAK Communications (America) Inc. ("Customer"), a Florida corporation with its principal office at 55 Town Centre, Suite 610, Scarborough, Ontario, Canada, MIP 4X4, and Billing Concepts, Inc. ("BCI" or "Company"), a Delaware corporation with its principal office located at 7411 John Smith Drive, Suite 200, San Antonio, Texas 78229-4898. Customer and Company, and their affiliates, are sometimes referred to as the "parties."

                                R E C I T A L S

     WHEREAS, on or before the date hereof, Customer and Company entered into a certain Invoice Ready Billing and Information Management Services Agreement (the "Customer Contract"), pursuant to which Company is obligated to provide, among other things and subject to certain conditions, processing services for the submission of certain of Customer's Qualified EMI Billing Records to certain LECs for billing through Company's LEC Agreements. Unless otherwise defined in this Addendum, all defined terms used herein shall have the meaning given to such terms in the Customer Contract;

     WHEREAS, Customer desires to handle its own Customer Service inquiries for Library code(s);

     WHEREAS, Customer and Company acknowledge that certain, but not all, of Company's LEC Agreements provide for Company to handle Customer Service;

     WHEREAS, Customer certifies, represents and warrants that by executing this Addendum it has the technical capabilities and the required systems and procedures to perform its own Customer Service in compliance with the requirements imposed upon Company in its LEC Agreements. Compliance with these requirements includes, but is not limited to:

     i. On-line, real-time access to all Records submitted to the LECs for billing and collection or other LEC or Company policies, procedures or guidelines;

     ii. Sufficient Customer Service representatives adequately trained to process all incoming calls from End Users during Company's hours of operation for Customer Service;

     iii. The ability to process an End User's request for adjustment or refund within forty-eight (48) hours of receipt of the initial call from the End User;

     iv. The ability to conform to new and expanded systems and procedures as may be required from time to time by Company, the LECs or federal, state and local regulatory authorities;

     v. Adequate telephone equipment and computer systems to handle all incoming call volumes; and

     WHEREAS, Customer and Company acknowledge and agree to modify the terms of the Customer Contract in accordance with the terms and provisions set forth herein to the extent inconsistent herewith.

     NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

1. Modification of Customer Contract. The Customer Contract is hereby modified as set forth in this Addendum. This Addendum is incorporated into and made a part of the Customer Contract, the terms and conditions of which, unless expressly modified by this Addendum, continue unchanged and in full force and effect. This Addendum may be modified by Company upon thirty (30) days' written notice to Customer. To the extent that any terms or provisions of this Addendum are or may be deemed expressly inconsistent with any terms or conditions of the Customer Contract, the terms of this Addendum shall control. A default under this Addendum shall constitute a default under the Customer Contract. Similarly, a default under the Customer Contract shall constitute a default under this Addendum.

2. Agreement to Establish a Customer Service Department. Customer agrees to establish and maintain a Customer Service Department that has a sufficient number of adequately trained personnel, computer systems, equipment and procedures to: (a) answer all End User calls within thirty (30) seconds during Company's hours of operation for Customer Service; (b) provide on-line, real-time access to all Records submitted to the LECs for billing and collection; (c) conform to new and expanded systems and procedures as may be required from time to time by Company, the LECs or federal, state and local regulatory authorities;
(d) maintain adequate telephone equipment and computer systems to handle all incoming call volumes; and (e) process Customer Service refunds and adjustments within forty-eight (48) hours of receiving the initial call from the End User by creating an electronic credit EMI Record for those LECs where Company can process electronic credit records. In the event an electronic credit record cannot be accepted or processed by the LEC, Customer must complete a customer service IC/EC Credit Memo. Company will not accept other forms requesting Customer Service refunds. Company will not issue credits for charges not billed by Company.

3. Customer Service Call Transfer from Company. When Company receives a telephone call on its inbound "800" Customer Service number, it will determine that the End User has a question regarding a billing performed on behalf of Customer by Company. If the End User has a question regarding a billing of Customer, Company will transfer the End User to the Customer's Customer Service Department for resolution of the End User's inquiry. Customer will provide a number to be used for the transfer.

4. Company Fees and Charges for Customer Service. Company will charge Customer $.005 per Record processed on behalf of Customer per month. In addition, Company will charge Customer at a rate of eighteen cents ($.18) per minute for the long distance charges incurred while Customer's Customer Service representative is connected with the End User. If Customer wants calls transferred via Customer's 800 number, Company will charge nine cents ($.09) per minute for the transfer. Should Company handle the Customer Service on behalf of Customer, Company will charge an additional Three Dollars ($3.00) per Customer Service performed. Such charges shall be added to the Company Processing Fees and deducted monthly from amounts due Customer.

5. LEC Charges, Fees and Penalties. Customer understands that each LEC has its own policies regarding assessment of credits, fees, penalties and adjustments for Customer Service, and Customer agrees to be bound by such policies and charges. Customer understands that some LECs may charge for each violation of their policies.

6. Submission of Customer Service Guidelines. Customer agrees to provide all Customer Service policies, procedures and credit guidelines to Company contemporaneously, if not already on file with Company, with the execution of this Addendum "B" and to notify Company of any updates in such guidelines before such change occurs. Approval of such guidelines shall be at the discretion of Company. Guidelines and approval of such are subject to change at the discretion of Company.

7. Initial Training. Customer agrees to attend Customer Service training at Company's corporate headquarters unless Customer has previously attended satisfactory training, as determined by Company. Customer agrees that Company will handle Customer Service for the first thirty (30) days after Customer initiates services through Company. This thirty (30) day period may be extended at the sole discretion of Company.

8. Express Mail Delivery. Customer may agree to provide an express mail delivery number to Company for use in processing initial recourses, regulatory matters or other information. In the event this express mail delivery number is not provided, the above information will be sent via regular mail.

9. Customer Service Investigation. Company reserves the right to monitor or handle individual calls from time to time on an as-needed basis as determined by Company in its sole discretion. Company also reserves the right to investigate any accounts that are reflected on Company's high toll report.

10. Termination of this Addendum. Company has the right to suspend or terminate this Addendum without notice at any time and resume providing Customer Service under the terms and conditions contained in the Customer Contract should it, in its sole discretion, determine that Customer is not performing the Customer Service in compliance with the LEC's or Company's requirements, as may be modified from time to time. At Company's discretion, its termination of this Addendum may terminate the Customer Contract. In the event Company does not elect to terminate this Addendum as provided for herein, this Addendum shall terminate simultaneously upon the termination of the Customer Contract.

     IN WITNESS WHEREOF, the parties have executed this Addendum as of the Effective Date.

Billing Concepts, Inc.:

By:

Name:

Title:

Date:

YAK Communications (America) Inc.:

By:    /s/ Charles Zwebner

Name:  Charles Zwebner

Title: President

Date:  May 1, 2001

CONSOLIDATED
FINANCIAL STATEMENTS




YAK COMMUNICATIONS (USA), INC.
AND SUBSIDIARIES


For the years ended from June 30, 2001 and 2000 and the three months ended September 30, 2001 and 2000


-------

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                September 30,              June 30,
                                                          Note                      2001                     2001
====================================================================================================================
                                                                                 (Unaudited)
                                                                                     $                        $
                                     ASSETS

CURRENT
     Cash                                                                           118,404                  59,404
     Accounts receivable                                    4                     4,255,204               3,258,314
     Prepaid expenses and sundry                                                    398,480                 158,749
     Income taxes recoverable                                                         6,244                   6,244
     Deferred costs                                                                       -                  77,002
                                                                           -----------------------------------------

                                                                                  4,778,332               3,559,713

DEPOSITS                                                                             54,380                  55,152

LICENCE FEES                                                                         66,519                  79,260

PROPERTY AND EQUIPMENT                                      3                     2,461,534               2,531,570
                                                                           -----------------------------------------

                                                                                  7,360,765               6,225,695
                                                                           =========================================

  The accompanying notes are an integral part of these consolidated financial statements

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                         September 30,            June 30,
                                                                 Note          2001                 2001
---------------------------------------------------------------------------------------------------------------
                                                                          (Unaudited)
                                                                               $                    $
                                               LIABILITIES
CURRENT
  Accounts payable and accrued liabilities                                     2,212,418          1,630,633
  Amounts due to long distance carriers                                        1,861,072          1,736,275
  Amounts due for equipment                                                      203,221            360,034
  Due to Factor                                                   4            1,783,364          1,580,444
  Note payable                                                    5               49,414             51,519
  Due to related parties                                          6              532,755            216,000
  Current portion of obligations under
       capital leases                                             7              236,380            253,641
                                                                         ----------------------------------
                                                                               6,878,624          5,828,546
                                                                         ----------------------------------
LONG-TERM DEBT
  Obligations under capital leases                                7               83,632            139,866
  Loan payable                                                    8              398,071            415,030
                                                                         ----------------------------------
                                                                                 481,703            554,896
                                                                         ----------------------------------
                                                                               7,360,327          6,383,442
                                                                         ----------------------------------

                                      STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK                                                      9              194,151            194,151
SERIES A CONVERTIBLE PREFERRED STOCK                              9              497,000            497,000
ADDITIONAL PAID-IN CAPITAL                                                       764,359            764,359
ACCUMULATED OTHER COMPREHENSIVE INCOME -
  TRANSLATION ADJUSTMENT                                                          23,305             31,585
DEFICIT                                                                       (1,478,377)        (1,644,842)
                                                                         ----------------------------------
                                                                                     438           (157,747)
                                                                         ----------------------------------
                                                                               7,360,765          6,225,695
                                                                         ==================================

  The accompanying notes are an integral part of these consolidated financial statements

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               Accumulated
                                                               Additional       Series A         other
                                           ---Common stock----  paid-in   --Preferred stock-- comprehensive           Stockholders'
                                           Shares      Amount   capital    Shares      Amount    income     Deficit  Equity(Deficit)
------------------------------------------------------------------------------------------------------------------------------------
                                                         $           $                      $      $              $          $

Balance, June 30, 1999                    3,840,000  192,000     338,510    197,000     197,000    8,396     (145,324)      590,582

Common stock issued for services              2,400       24      11,976          -           -        -            -        12,000

Common stock issued for cash                 10,000      100      49,900          -           -        -            -        50,000

Series A preferred stock issued for cash          -        -           -    300,000     300,000        -            -       300,000

Foreign currency translation adjustment           -        -           -          -           -   22,103            -        22,103

Net loss                                          -        -           -          -           -        -     (836,258)     (836,258)
                                          -----------------------------------------------------------------------------------------
Balance, June 30, 2000                    3,852,400  192,124     400,386    497,000     497,000   30,499     (981,582)      138,427

Common stock issued for conversion
    of debt to equity                       202,758    2,027     363,973          -           -        -            -       366,000

Foreign currency translation adjustment           -        -           -          -           -    1,086            -         1,086

Net loss                                          -        -           -          -           -        -     (663,260)     (663,260)
                                          -----------------------------------------------------------------------------------------
Balance, June 30, 2001                    4,055,158  194,151     764,359    497,000     497,000   31,585   (1,644,842)     (157,747)

Foreign currency translation adjustment           -        -           -          -           -   (8,280)           -        (8,280)
    (unaudited)

Net income (unaudited)                            -        -           -          -           -        -      166,465       166,465
                                          -----------------------------------------------------------------------------------------
Balance, September 30, 2001 (unaudited)   4,055,158  194,151     764,359    497,000     497,000   23,305   (1,478,377)          438
                                          -----------------------------------------------------------------------------------------

 The accompanying notes are an integral part of these consolidated financial statements

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Three months ended                 For the years ended
                                                             ------September 30,--------          --------June 30,---------
                                                               2001                2000              2001               2000
------------------------------------------------------------------------------------------------------------------------------
                                                           (unaudited)         (unaudited)
                                                                $                   $                   $                $
NET REVENUE                                                  5,277,176           2,941,626           14,932,936      6,498,751

COST OF REVENUE                                              4,105,039           2,456,029           12,159,325      5,772,515
                                                     -------------------------------------------------------------------------

GROSS MARGIN                                                 1,172,137             485,597            2,773,611        726,236
                                                     -------------------------------------------------------------------------

EXPENSES
    Selling, general and administration                        710,652             660,004            2,468,016      1,277,742
    Organizational and start-up costs                           22,478                   -               87,371              -
    Accounts receivable financing                              128,996              62,391              339,648         49,660
    Interest on long-term debt                                  22,128              20,668               44,846              -
    Interest on capital lease obligations                        9,130              11,651               45,449         25,381
    Depreciation and amortization                              112,288             112,792              451,541        209,711
                                                     -------------------------------------------------------------------------

                                                             1,005,672             867,506            3,436,871      1,562,494
                                                     -------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAX                                166,465            (381,909)            (663,260)      (836,258)

INCOME TAX                                                           -                   -                    -              -
                                                     =========================================================================

NET INCOME (LOSS)                                              166,465            (381,909)            (663,260)      (836,258)
                                                     =========================================================================

BASIC EARNINGS (LOSS) PER SHARE                                   0.04               (0.10)               (0.17)         (0.22)
                                                     =========================================================================

DILUTED EARNINGS (LOSS) PER SHARE                                 0.03               (0.10)               (0.17)         (0.22)
                                                     =========================================================================

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                               4,055,158           3,852,400            3,852,400      3,849,733
                                                     =========================================================================

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES - ASSUMING
     DILUTION                                                5,836,158           4,349,400            4,991,400      4,046,733
                                                     =========================================================================

 The accompanying notes are an integral part of these consolidated financial statements

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Three months ended                    For the years ended
                                                              --------September 30,--------          ----------June 30,----------
                                                                    2001             2000               2001               2000
----------------------------------------------------------------------------------------------------------------------------------
                                                                 (unaudited) (unaudited)
                                                                      $                $                 $                   $
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                                              166,465         (381,909)        (663,260)           (836,258)
     Adjustments to reconcile net income (loss) to net
         cash provided by (used in) operating activities
              Depreciation and amortization                         112,288          112,792          451,541             209,711
              Translation adjustment                                 (8,280)         (63,495)           1,086              22,103
     Changes in assets and liabilities:
         Decrease (increase) in:
           Accounts receivable                                     (996,890)         (87,628)      (1,270,993)         (1,933,563)
           Prepaid expenses and sundry                             (189,862)           9,441           (1,127)           (157,622)
           Income taxes recoverable                                       -                -                -              (6,244)
           Deferred costs                                            77,002                -          (77,002)                  -
           Deposits                                                     772           41,383           41,768               6,900
           Licence fees                                                   -           11,829                -            (121,572)
         Increase (decrease) in:
           Accounts payable and accrued liabilities                 532,415          130,726          690,312             926,486
           Amounts due to long distance carriers                    124,797          221,874          814,544             921,731
           Amount due for equipment                                (156,813)         (50,840)         234,114             125,920
           Due to Factor                                            202,920         (151,311)         717,579             862,865
                                                              --------------------------------------------------------------------
     Net cash provided by (used in) operating activities           (135,186)        (207,138)         938,562              20,457
                                                              --------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                              (30,010)         (71,274)      (1,004,901)           (841,057)
                                                              --------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Repayments on obligations under capital leases                  (73,495)         (80,362)        (330,376)           (164,112)
    Loan payable                                                    (16,959)          (6,465)        (109,363)            524,393
    Proceeds from issue of capital stock                                  -                -                -             350,000
    Due to related parties                                          316,755           (2,974)         582,000                   -
    Note payable                                                     (2,105)         384,867          (16,021)             67,540
                                                              --------------------------------------------------------------------
    Net cash provided by financing activities                       224,196          295,066          126,240             777,821
                                                              --------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                          59,000           16,654           59,901             (42,779)
CASH, BEGINNING OF PERIOD                                            59,404             (500)            (500)             42,279
                                                              --------------------------------------------------------------------
CASH, END OF PERIOD                                                 118,404           16,154           59,401                (500)
                                                              ====================================================================

Supplemental disclosure of cash flow information:
    Interest paid                                                    31,258           32,319           90,295              25,381
    Non-cash investing and financing activities:
    Common stock issued for services                                      -                -                -              12,000
    Conversion of debt to common stock                                    -                -          366,000                   -
    Obligations under capital leases incurred
        in connection with acquisition of equipment                       -          360,885       38,386,335             360,096

 The accompanying notes are an integral part of these consolidated financial statements

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)



--------------------------------------------------------------------------------

1.     ORGANIZATION AND BUSINESS

       Yak Communications (USA) Inc. is a switch based reseller specializing in offering dial-around long-distance services to consumers. The Company began offering its services to consumers in July 1999 in Canada. The Company was incorporated in the State of Florida on December 24, 1998 and operates as a holding company of its wholly-owned subsidiaries in the United States and Canada.

       The Company's subsidiary, Yak Communications (America), Inc. was incorporated on March 8, 2001 to offer dial-around long-distance services in the United States. It has not commenced operations and expects to provide limited services by December 2001.

       The Company is dependent upon its ability to obtain additional sources of financing to fund its working capital requirements for continuing development and operations. The Company is considering several financing alternatives, including equity financing to fund such requirements. While the Company has in the past, been able to maintain access to adequate external financing sources on acceptable terms, no assurance can be given that such access will continue.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and reflect the following policies:

       Principles of consolidation

       These consolidated financial statements include the accounts of Yak Communications (USA), Inc. and its wholly-owned subsidiaries - Yak Communications (America), Inc. and Yak Communications (Canada) Inc. (collectively hereinafter referred to as "the Company"). All intercompany balances and transactions are eliminated upon consolidation.

       Revenue recognition

       The Company records revenue from the sale of dial-around services and the resale of long-distance services at the time of customer usage based upon minutes of use.

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)


--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

       Cost of revenue

       Cost of revenue includes network costs that consist of the cost of long-distance services, processing costs, line access and usage costs. These costs are recognized when incurred.

       Use of estimates

       The preparation of consolidated financial statements in conformity with generally accepted accounting requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

       Computation of earnings (loss) per common share

       Basic earnings (loss) per share is computed by dividing the earnings
       (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of convertible preferred stock and stock options.

       Foreign currency translation and foreign assets

       In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS"), No. 52, "Foreign Currency Translation," assets and liabilities of the Company's foreign subsidiary were translated into United States dollars at the exchange rates in effect on the reporting date. Income and expenses are translated at an average exchange rate for the respective period. For the foreign subsidiary which utilizes its local currency as its functional currency, the resulting translation gains and losses are included in other comprehensive income. Gains or losses resulting from foreign exchange transactions are reflected in earnings.

               YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)

--------------------------------------------------------------------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      Property and equipment

      Property and equipment is stated at cost less accumulated depreciation which is provided on the straight-line and declining balance methods over the estimated useful lives of the assets as follows:

         Telecom switching systems                20% declining balance
         Billing, administration and customer
            service systems                       20% declining balance
         Office furniture and equipment           5 years straight-line
         Leasehold improvements                   over term of the lease
         Computer hardware                        20% declining balance
         Automobile                               20% declining balance
         Installed lines                          20% declining balance

      Cost includes major expenditures for improvements and replacements which extend useful lives or increase capacity of assets as well as expenditures necessary to place assets into readiness for use. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the systems. Expenditures for maintenance and repairs are expensed as incurred.

      The Company periodically evaluates the realizability of its property and equipment. In making such evaluations, the Company compares certain financial indicators such as expected undiscounted future revenues and cash flows to the carrying amount of the assets. The Company believes that no impairment exists.

      Assets under capital lease are amortized on a straight-line basis using rates consistent with similar assets.

      Licence fees

      The cost of licence fees are deferred and amortized on a straight-line basis over 3 years.

               YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)


--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

       Cost of Start-up Activities

       The Company expenses the cost of start-up activities and organizational costs as incurred in accordance with statement of position 98-5 "Reporting on the Costs of Start-up Activities".

       Advertising and promotion expense

       Advertising costs are expensed as incurred. The costs of promotional marketing materials are deferred and expensed as used.

       Stock option plan

       The Company accounts for stock options issued to employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and provide pro forma disclosures of the effect on net income (loss) and net income (loss) per share for employee stock option grants as if the fair value based method, as defined in SFAS No. 123, has been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123. Under APB Opinion No. 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the fair market value on the day of grant.

       Comprehensive income

       The Company reports and presents comprehensive income and its components in accordance with SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

       Other comprehensive income is comprised of the foreign translation adjustment arising from the conversion from Canadian dollars to U.S. dollars and is presented as a separate component of stockholder's equity. Comprehensive income for the years ended June 30, 2001 and 2000 and the three months ended September 30, 2001 and 2000 are as follows:

               YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)


--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

                                                --------September 30,---------          -----------June 3----------
                                                   2001               2000                2001              2000
                                                (unaudited)        (unaudited)
                                                     $                  $                   $                 $
       Net income (loss)                          166,465           (381,909)           (663,260)         (836,258)
       Foreign currency translation
          adjustment                               (8,280)           (63,495)              1,086            22,103
                                                 ------------------------------------------------------------------

                                                  158,185           (445,404)           (662,174)         (814,155)
                                                 ==================================================================

       Fair value of financial instruments

       SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of certain financial instruments for which it is practicable to estimate fair value. For purpose of the disclosure requirements, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying values of cash, receivables, accounts payable, and other current liabilities are reasonable estimates of their fair value due to the short-term maturity of the underlying financial instruments. The carrying value of the capital leases is a reasonable estimate of its fair value based on current rates for equipment obligations.

       The estimated difference between the carrying value and the fair value of the loan payable to a related party in which no interest has been charged is not determinable.

       Deferred costs

       Certain costs relating to providing services in new locations, incurred prior to the commencement of operations, are deferred and amortized over a period of one year, commencing 30 days after operations commence.

               YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)

                                                       June 30,   September 30,
                                                         2001         2001
--------------------------------------------------------------------------------
                                                                   (unaudited)
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

       Credit risk

       Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company has in place systems to prevent and detect fraud. The Company's system limits credit to any one customer in the amount of $225 without formal approval. On occasion, defaults occur on receivables. The Company makes a provision when deemed necessary. As of June 30, and September 30, 2001, the allowance for doubtful accounts was approximately $196,000 and $196,000) respectively.

       Unaudited interim financial statements

       The accompanying financial statements of the Company as of September 30, 2001 and 2000, and for the three months then ended are unaudited. All adjustments (consisting only of normal recurring adjustments) have been made which, in the opinion of management, are necessary for a fair presentation thereof. Results of operations for the three months ended September 30, 2001 and 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.


3.     PROPERTY AND EQUIPMENT

       Property and equipment consist of the following:

                                                                        Accumulated
                                                       Cost             depreciation        ----------Net book value----------
                                                        $                   $                      $                 $
Telecom switching systems                            2,321,250            463,463              1,857,787          1,781,266
Billing, administration and
   customer service systems                            582,926            129,629                453,297            452,541
Office furniture and equipment                          14,171              4,857                  9,314             19,616
Leasehold improvements                                  15,084              3,135                 11,949             23,932
Computer hardware                                       47,856                907                 46,949             46,315
Automobile                                              13,597              1,583                 12,014             10,957
Installed lines                                        151,943             11,683                140,260            126,907
                                                 -----------------------------------------------------------------------------

                                                     3,146,827            615,257              2,531,570          2,461,534
                                                 =============================================================================

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)

--------------------------------------------------------------------------------

 3.    PROPERTY AND EQUIPMENT (cont'd)

       Telecom switching systems include assets under capital leases having a net book value of $1,073,00 as of June 30, 2001 and $1,031,000 as of September 30, 2001.

       Depreciation and amortization expense for property and equipment including equipment under capital leases for the years ended June 30, 2001 and 2000 was $412,541 and $209,711, respectively.

4.     DUE TO FACTOR

       The Company has an agreement to sell an undivided interest in certain accounts receivable with recourse to a Factor. Payments are collected by the Factors from the sold accounts receivable; the collections are reinvested by the Factor in new accounts receivable of the Company, and a yield, as defined in the agreement is transferred to the Factor. As at June 30, 2001 the amount sold under the agreement that had not been collected was $2,153,658 (September 30, 2001 - $2,195,000) which will be forwarded to the Company once collected after repayment of the Factor's advances.

5.     NOTE PAYABLE

       The note is payable to a director and shareholder which bears interest at 8% and is due July 31, 2002.

6.     DUE TO RELATED PARTIES

       The amounts due to a corporation controlled by a shareholder and due to a director are non-interest due on demand.

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)

--------------------------------------------------------------------------------

 7.    OBLIGATIONS UNDER CAPITAL LEASES

       The Company's capital leases are for terms of 24 months at annual interest rates ranging from 9.25% to 10.50%.


       The future minimum lease payments required under the capital lease agreements are as follows:


                                                      $
          2001                                       248,250
          2002                                       178,867
          2003                                        10,343
                                                  -------------
          Total minimum lease payments               437,460
          Amounts representing interest               43,953
                                                  -------------
          Principal                                  393,507
          Current portion                            253,641
                                                  -------------
                                                     139,866
                                                  =============


 8.    LOAN PAYABLE

       The Company has entered into an agreement with a corporation (lender), which is controlled by a shareholder and director of the Company to provide cash advances or third party loans up to $435,000 based upon available accounts receivable. The cash advances bear interest at 12% and the interest rate on any third party advances shall not exceed the bank's prime rate plus 1-1/2%. The lender has agreed to waive any interest calculated on its cash advances provided the credit is not in default. As security for these advances, the Company has agreed to pledge its accounts receivable (subordinate to the prior pledge disclosed in note 4) and has provided a general security agreement over all its assets. This agreement expires March 15, 2006 at which time the loan is due on demand. As of June 30, 2001, $398,071 was advanced under this agreement.

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)

--------------------------------------------------------------------------------

9.     CAPITAL STOCK

       Common stock

       100,000,000 shares authorized, no par value, stated value $0.01 per share.

       On December 17, 1999, the Directors authorized 1 for 5 reverse stock split of the common shares. A per share data has been restated in these financial statements for all periods presented to reflect this stock split.

       On December 17, 1999, 2,400 shares of common stock were issued for consulting services rendered.

       On August 24, 1999, the Company issued 10,000 shares of common stock for $50,000.

       On June 29, 2001, 202,758 common shares were issued for the conversion of a debt to a related party of $366,000.

       Series A convertible preferred stock

       500,000 shares authorized, par value $1.00 per share.

       These shares are convertible at the holders option into common stock at a conversion rate of one share of common stock for each share of Series A preferred stock. The holders of Series A preferred stock are entitled to receive an annual cash dividend of 4% per share. The dividend arrears on the Series A convertible stock is $37,670 at September 30, 2001 and $32,700 at June 30, 2001. The Company may redeem the Series A preferred stock at a redemption price of $1.00 per share.

       On June 30, 2000, the Company issued 300,000 preferred shares for
       $300,000.

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)


                                                                 2001      2002
--------------------------------------------------------------------------------

10.  STOCK OPTION PLAN

     Effective June 30, 1999, the Company adopted a Stock Option Plan (the "Plan") which permits the issuance of stock options to selected employees and directors. The Company reserved 640,000 shares of common stock for grant under the Plan. Options granted may be either nonqualified or incentive stock options and will expire no later than 20 years from the date of grant (10 years for incentive options). No options have been issued under this plan.

     On December 21, 2000, nonqualified options for 1,284,000 common shares were granted to an individual who is a director and chief executive officer and are exercisable at $1.56 per share on or before December 21, 2003, or upon the sale of the Company. In the event of the chief executive officer's termination of employment prior to the exercise of the options and before December 31, 2003, the Company is obligated to purchase the optioned shares at a price equal to the fair market value of the shares less the option price. The purchase consideration of the option shares shall be in stock of the Company.

     If compensation cost for the Company's grants for stock-based compensation had been recorded consistent with the fair value-based method of accounting per SFAS No. 123, the Company's pro forma net loss, and pro forma basic and diluted net loss per share for the years ending June 30, would be as follows:

                                                     $                $
     Net loss as reported                        (663,260)         (836,258)
     Pro forma net loss                        (1,009,940)         (836,258)
     Basic and diluted net loss per share
       As reported                                  (0.17)            (0.22)
       Pro forma                                    (0.22)            (0.22)

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)


--------------------------------------------------------------------------------

11.  RELATED PARTY TRANSACTIONS

     (a) Revenue includes carrier resale revenue of $83,466 and $1,460,233 for the years ended June 30, 2001 and 2000 respectively, $nil and $46,812 for the three months ended September 30, 2001 and 2000 generated from the sale of wholesale services to a corporation controlled by a director and shareholder. This arrangement was mutually terminated December 31, 2000 and $62,000 of remaining accounts receivable relating to the arrangement has been included in the allowance for doubtful accounts.

     (b) Capital assets of $42,200 were purchased and $72,600 of office rent was paid to a corporation controlled by a director for the year ended June 30, 2001.

     (c) The Company paid marketing and design fees for the years ending June 30, 2001 and 2000 of $17,153 and $26,373 respectively to a corporation controlled by an officer and shareholder.

12.  ECONOMIC DEPENDENCE

     The Company is dependent in Ontario and Quebec upon Bell Canada and in British Columbia upon Telus Corp. to provide billing and collection services to its customers under a renewable agreement. The Company is also dependent upon TELUS Communications Inc. (an association of Canadian provincial telephone companies) to provide billing, transport and handling services under a renewable agreement which expires in June 2003.

13.  ADVERTISING AND PROMOTION

     The Company expenses advertising costs as incurred which includes direct-mail advertising, newspaper and television advertising. Advertising expense for the years ended June 30, 2001 and 2000 and for the periods ended September 30, 2001 and 2000 were approximately $1,022,000, $391,000,
     $324,000 an $338,000, respectively.

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)


--------------------------------------------------------------------------------

14.  INCOME TAXES

     As at June 30, 2001, the Company has tax loss carry-forwards of approximately $1,085,000 in Canada and $500,000 in the United States, the tax benefits of which have not been recognized in the consolidated financial statements. The tax loss carry-forwards expire as follows:

                                     $
                    2006          140,000
                    2007          515,000
                    2008          430,000
                    2020          389,000
                    2021          111,000
                              ------------

                                1,585,000
                              ============

     The Company has provided a full valuation allowance on the deferred tax assets, consisting primarily of net operating loss carryforwards because of uncertainty regarding its realization.

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Information at September 30 is unaudited)


--------------------------------------------------------------------------------

15.  SEGMENTED INFORMATION

     The Company operates in Canada and the United States Summary information with respect to the Company's segments is as follows:

                                               ---Three months ended---                ---For the years ended---
                                                     September 30,                             June 30,
                                                2001              2000                  2001             2000
                                             (unaudited)       (unaudited)
                                                  $                $                     $                 $
        Net revenue
            Canada                            5,277,176         2,941,626            14,932,936          6,498,751
            United States                             -                 -                     -                  -
                                     ------------------------------------------------------------------------------

                                              5,277,176         2,941,626            14,932,936          6,498,751
                                     ==============================================================================

        Operating profit (loss)
            Canada                              211,338          (381,909)             (389,094)          (530,535)
            United States                       (44,873)                -              (274,166)          (305,723)
                                     ------------------------------------------------------------------------------

                                                166,465          (381,909)             (663,260)          (836,258)
                                     ==============================================================================

        Assets
            Canada                            7,346,561         4,192,826             6,198,130          4,145,468
            United States                        14,204            32,726                27,565             60,973
                                     ------------------------------------------------------------------------------

                                              7,360,765         4,225,552             6,225,695          4,206,441
                                     ==============================================================================

                                               HORWATH ORENSTEIN LLP
                                               Chartered Accountants
                                               A MEMBER OF HORWATH INTERNATIONAL
                                               595 Bay Street, Suite 300
                                               Toronto, Canada
                                               M5G 2C2
                                               Telephone (416)596-1711
                                               Fax (416) 596-7894



                         INDEPENDENT AUDITORS' REPORT

To the Stockholders of
    Yak Communications (USA), Inc.
    Miami, Florida

We have audited the consolidated balance sheet of Yak Communications (USA), Inc. and Subsidiaries ("the Company") as of June 30, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yak Communications (USA), Inc. and Subsidiaries as of June 30, 2001 and the results of their operations and their cash flows for the years ended June 30, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.


                             /s/ Horwath Orenstein LLP

                             Chartered Accountants

Toronto, Canada
August 10, 2001